TOTAL NUMBER OF SEQUENTIAL PAGES 59
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 3

                                                               File No:333-10702




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

              For the twelve-month period ending December 31, 2002.

                             COCA-COLA EMBONOR S.A.
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                          Form 20-F x - Form 40-F ___

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes_ No x






FORM 6-K FOR THE YEAR ENDED DECEMBER 31, 2002                              - 1 -

ITEM 1. Filing of financial results with the Superintendencia de Valores y Seguros.

          On March 28, 2003, Registrant filed with the Superintendencia de Valores y Seguros, Santiago, Chile, its Ficha Estadistica Codificada Uniforme containing its results of financial operations for the period ended December 31, 2002. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as
          Exhibit 99.1



FORM 6-K FOR THE YEAR ENDED DECEMBER 31, 2002                              - 2 -

ITEM 2.    Exhibits

         Exhibit No.    Description
         -----------    -----------

Page Number
-----------

           99.1         Translation of Ficha Estadistica Codificada Uniforme

-5-



FORM 6-K FOR THE YEAR ENDED DECEMBER 31, 2002                              - 3 -

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                                  (Registrant)


Date: April 05, 2003.                      By:


                                           Roger Ford
                                           Chief Financial Officer




FORM 6-K FOR THE YEAR ENDED DECEMBER 31, 2002                              - 4 -

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of December 31,


Assets                                                2002              2001
Current Assets                                        TCH$              TCH$
   Cash                                              9.822.744         6.851.757
   Time deposits                                     6.461.597        17.398.855
   Marketable securities (net)                       9.836.995         4.185.849
   Sales receivables (net)                          13.962.749        15.035.972
   Documents receivables (net)                       6.810.708         8.101.473
   Sundry receivables (net)                          1.876.358         2.495.188
   Documents and accounts receivable from
     related companies                                 916.335           494.089
   Inventory (net)                                  13.466.525        10.499.713
   Recoverable taxes                                 1.018.943         3.759.845
   Prepaid expenses                                  4.898.038         4.876.588
   Deferred taxes                                      710.117           491.408
   Other current assets                              5.989.777         4.350.432
                                                ----------------  ----------------
      Total current assets                          75.770.886        78.541.169
                                                ----------------  ----------------

Property, Plant and Equipment
   Land                                             13.988.189        13.354.822
   Construction and infrastructure                  48.884.546        46.800.762
   Machinery and equipment                         121.246.400       120.644.643
   Other fixed assets                              148.685.864       136.485.173
   Technical reappraisal of property, plant
   and equipment                                     1.860.649         1.865.481
   Depreciation (less)                           (157.667.623)     (143.634.477)
                                                ----------------  ----------------
      Total property, plant and equipment          176.998.025       175.516.404
                                                ----------------  ----------------

Other assets
   Investment in related companies                   1.333.649         1.656.405
   Investment in other companies                       120.677           114.064
   Goodwill                                        292.350.566       305.075.859
   Negative goodwill, net                            (861.266)          -
   Long-term receivables                                36.105           230.534
   Intangibles                                      24.177.819        21.816.005
   Amortization (less)                             (6.603.097)       (5.096.427)
   Other                                             8.523.184         9.831.222
                                                ----------------  ----------------
      Total other assets                           319.077.637       333.627.662
                                                ----------------  ----------------
      Total assets                                 571.846.548       587.685.235
                                                ----------------  ----------------



                       The attached notes 1 to 39 form an
                   integral part of these financial statements
                                       5

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of December 31,


                                                      2002              2001
Liabilities                                           TCH$              TCH$
   Current liabilities
   Current portion of long-term bank
     liabilities                                    17.716.921        15.074.618
   Bonds - short-term portion                       23.255.789         5.133.612
   Accounts payable                                 17.644.169        15.466.999
   Documents payable                                 1.834.321         1.839.247
   Sundries payable                                  1.915.527         1.860.014
   Documents and accounts payable to related
     companies                                       8.322.036         8.512.607
   Provisions                                        7.099.621         6.484.936
   Withholdings                                      4.664.905         6.212.117
   Other current liabilities                           983.957           118.066
                                                ----------------  ----------------
      Total current liabilities                     83.437.246        60.702.216
                                                ----------------  ----------------

Long-term liabilities
   Bank debt                                        62.536.340        43.922.363
   Long-term bonds                                 131.971.359       174.777.685
   Long-term provisions                              2.035.198         1.770.855
   Long-term deferred taxes                          7.683.059         9.038.739
   Other long-term liabilities                       7.232.634         7.763.116
                                                ----------------  ----------------
      Total long-term liabilities                  211.458.590       237.272.758
                                                ----------------  ----------------

Minority Interest                                   52.703.531        50.903.667
                                                ----------------  ----------------

Equity
   Paid-in capital                                 223.566.611       223.566.611
   Premium on the sale of treasury stock            20.864.654        20.864.654
   Other reserves                                    6.351.414         4.437.733
   Retained earnings                              (26.535.498)      (10.062.404)
          Accrued profit                            -                  -
          Accrued loss (less)                     (10.062.404)       (1.359.476)
          Fiscal year profit (loss)               (16.473.094)       (8.702.928)
                                                ----------------  ----------------
      Total equity                                 224.247.181       238.806.594
                                                ----------------  ----------------
      Total liabilities and equity                 571.846.548       587.685.235
                                                ----------------  ----------------



                       The attached notes 1 to 39 form an
                   integral part of these financial statements
                                        6

Coca-Cola Embonor S.A. and Subsidiaries
Consolidated Statements of Income
for the years ending December 31,


                                                      2002              2001
Operating Income (loss)                               TCH$              TCH$
   Operating revenue                               238.707.876       238.133.301
   Operating costs (less)                        (139.286.057)     (140.867.248)
                                                ----------------  ----------------
      Operating margin                              99.421.819        97.266.053
   Selling and Administration Expenses            (79.654.283)      (71.847.746)
                                                ----------------  ----------------
      Operating income (loss)                       19.767.536        25.418.307
                                                ----------------  ----------------

Non-operating Income (loss)
   Financial income                                  5.315.356         1.307.174
   Other non-operating income                        1.877.212         6.126.197
   Loss on investment in related companies
     (less)                                          (314.654)         (333.669)
   Goodwill amortization (less)                   (18.050.141)      (17.725.418)
   Financial expenses (less)                      (18.363.817)      (18.514.016)
   Other non-operating expenses (less)            (10.192.958)       (5.673.864)
   Price-level restatement                             896.660       (4.095.555)
   Exchange differentials                              673.968         3.649.919
                                                ----------------  ----------------
      Non-operating profit (loss)                 (38.158.374)      (35.259.232)
                                                ----------------  ----------------

      Income before tax and extraordinary items   (18.390.838)       (9.840.925)
   Income tax                                        1.112.057       (2.398.737)
   Extraordinary items                                 918.353         3.599.088
                                                ----------------  ----------------
      Profit (loss) before minority interest      (16.360.428)       (8.640.574)
   Minority Interest                                 (246.722)          (62.354)
                                                ----------------  ----------------
      Net Profit (loss)                           (16.607.150)       (8.702.928)
   Amortization of negative goodwill                   134.056        -
                                                ----------------  ----------------
      Profit (loss) in the fiscal year            (16.473.094)       (8.702.928)
                                                ----------------  ----------------



                       The attached notes 1 to 39 form an
                   Integral part of these financial statements
                                        7

Coca-Cola Embonor S.A. and Subsidiaries
Statements of Consolidated Cash Flow
for the years ending December 31,


                                                      2002              2001
Cash flow from operating activities:                  TCH$              TCH$
   Collection of sales receivables                 276.712.733       310.601.636
   Financial income received                         2.454.185         1.306.916
   Dividends received                                  394.234          -
   Other income received                             8.338.361        11.465.406
   Payments to suppliers and employees (less)    (219.650.005)     (228.796.442)
   Interest paid (less)                           (18.007.151)      (19.138.233)
   Income tax paid (less)                          (1.131.987)       (1.316.551)
   Other expenses paid (less)                      (2.249.479)       (3.104.297)
   VAT and other similar taxes paid (less)        (18.952.014)      (37.696.503)
                                                ----------------  ----------------
      Cash flow from operating activities           27.908.877        33.321.932
                                                ----------------  ----------------

Inflow from Finance Activities:
   Loans secured                                    36.206.439           513.452
   Other sources of financing                              627            28.097
   Loan payments (less)                           (14.523.702)         (245.111)
   Bond payments (less)                           (31.091.225)          -
   Other disbursements for financing (less)          (247.067)             (128)
                                                ----------------  ----------------
      Cash flows from financing activities         (9.654.928)           296.310
                                                ----------------  ----------------

Cash flows from Investment Activities:
   Sales of property, plant and equipment              489.030         1.226.149
   Collection of loans to related companies            -               4.602.529
   Other investment incomes                            -                  31.310
   Additions to property, plant and equipment
     (less)                                       (15.219.405)      (13.675.146)
   Long-term investments                             (883.564)       (1.976.118)
   Other loans to related companies                (4.675.476)         -
   Other investment disbursements (less)             (167.801)         (139.503)
                                                ----------------  ----------------
      Cash flows from investment activities       (20.457.216)       (9.930.779)
                                                ----------------  ----------------
      Total net cash flows for the period          (2.203.267)        23.687.463
                                                ----------------  ----------------
Effect of inflation on cash and cash
  equivalents                                        (111.858)           179.243
                                                ----------------  ----------------
Net change in cash and cash equivalents            (2.315.125)        23.866.706
Initial balance of cash and cash equivalents        28.436.461         4.569.755
                                                ----------------  ----------------
Ending balance of cash and cash equivalents         26.121.336        28.436.461
                                                ----------------  ----------------




                       The attached notes 1 to 39 form an
                   Integral part of these financial statements
                                        8

Coca-Cola Embonor S.A. and Subsidiaries
Statements of Consolidated Cash Flow
for the years ending December 31,


                                                                      2002                2001
Reconciliation of Net Inflow from Operating                           TCH$                TCH$
   Activities to Fiscal Year Income
Net loss                                                          (16.473.094)        (8.702.928)

Income from asset sales:
   (Profit) loss on sale of property, plant and equipment            (216.405)          (131.866)
   (Profit) loss on sale of investment                               -                    (9.122)
   (Profit) loss on sale of other assets                             -                   -
Charges (credits) against income not representing cash flow:
   Depreciation for the year                                        21.457.515         20.333.115
   Amortization of intangibles                                       1.168.885          1.108.598
   Write-offs and provisions                                           884.856          1.948.173
   Loss accrued on investments in related companies                    314.654            333.669
   Amortization of goodwill                                         18.050.141         17.725.418
   Amortization of negative goodwill                                 (134.056)           -
   Net price-level restatement                                       (896.660)          4.095.555
   Foreign exchange differential                                     (673.968)        (3.649.919)
   Other credits to income not representing cash flows               3.037.862          1.868.856
   Other charges to income not representing cash flows                (41.458)        (4.935.879)
Variation in assets affecting cash flows:
   (Increase) decrease in sales receivables                          2.696.768        (1.213.486)
   (Increase) decrease in inventory                                (2.984.176)             89.415
   (Increase) decrease in other assets                               5.226.546          3.495.472

Variation in liabilities affecting cash flows:
   (Increase) decrease in accounts payable relating to
      operating income                                               4.033.100            402.656
   (Increase) decrease in interest payable
   Net (Increase) decrease in income tax payable                         5.715          (226.323)
   Increase (decrease) in other accounts payable in
      relation to non-operating income                             (7.123.871)          1.442.027
   VAT and other similar taxes payable (net)                         (670.199)          (713.853)
   (Profit) loss on minority interest                                  246.722             62.354
                                                               -----------------   ----------------
      Net cash flows from Operating Activities                      27.908.877         33.321.932
                                                               -----------------   ----------------


                       The attached notes 1 to 39 form an
                   Integral part of these financial statements
                                        9

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

1.   Registration in the Securities Registry:

The Parent Company, Coca-Cola Embonor S.A., is an open corporation registered under No. 622 in the Securities Registry and is regulated by the Superintendency of Securities and Insurance. The Company's shares were registered on September 25, 1997 and listed on the Santiago Stock Exchange on December 1, 1997, where they are currently traded. A Special Shareholders Meeting approved a change in the corporate name on April 27, 2000 from Embotelladora Arica S.A. to Coca-Cola Embonor S.A.

2.   Accounting Principles:

a)   Accounting period:

The consolidated financial statements cover the period from January 1 to December 31, 2002 and 2001.

b)   Basis for preparation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles of Chile, and specific guidelines issued by the Superintendency of Securities and Insurance ("SVS"), (together "Chilean GAAP"). The specific provisions on corporations contained in Law 18.046 and the regulations thereto have also been taken into account.

c)   Basis for presentation:

The financial statements and amounts indicated in the notes as of December 31, 2001 have been adjusted for comparison purposes by the percentage change of 3.0% in the Consumer Price Index.

Certain reclassifications have been made to the 2002 and 2001 financial statements to conform to the current year presentation (recoverable taxes and other assets).

d)   Basis for consolidation:

The consolidation of the financial statements includes Coca-Cola Embonor S.A. and its Subsidiaries where the shareholdings and/or interests are greater than or equal to 50% of equity, either directly or indirectly.

For consolidation purposes, as of December 31, 2002, the financial statements of Inversora Los Andes S.A., and Sociedad de Cartera del Pacifico S.R.L. have been expressed in Chilean pesos according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association, which determined that the financial statements of foreign companies must be adjusted to generally accepted accounting principles of Chile and converted into Chilean pesos.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


All intercompany transactions and balances have been eliminated in the consolidation.

The consolidated financial statements as of December 31, 2002 and 2001 include the following subsidiaries:

  Taxpayer ID No.            Company Name                                           Percentage interest
                                                                    --------------------------------------------------
                                                                                    2002                       2001
                                                                    --------------------------------------------------
                                                                       Direct      Indirect       Total         Total
                                                                         %             %            %             %
  Foreign              Inversora Los Andes S.A. and Subsidiaries       -           99.99987      99.99987     99.99987
  Foreign              Embotelladoras Bolivianas Unidas S.A.           -           99.99897      99.99897     99.99897
  96.517.310-2         Embotelladora Iquique S.A.                     99.90000      -            99.90000     99.90000
  96.891.720-K         Embonor S.A.                                   99.84189      -            99.84189     99.84188
  Foreign              Embotelladora Arica Overseas                   61.59248     38.40751      99.99999     99.99999
  Foreign              Sociedad de Cartera del Pacifico S.R.L.         -           79.34191      79.34191     79.34191
  Foreign              Embotelladora Latinoamericana S.A.              -           58.72516      58.72516     57.14205
  Foreign              Industrial Iquitos S.A.                         -           43.49138      43.49138     43.49138
  96.972.720-K         Embonor Holdings S.A.                          99.99999      -            99.99999     99.99999

e)   Price-level restatement:

The financial statements of the Company have been price-level restated to reflect the effects of changes in the purchasing power of the currency during each year (note 25). The restatements were calculated using the official indexes of the National Statistics Bureau that show a change of 3.0% for the period December 1, 2001 to November 30, 2002 (3.1% for the same period in the previous year). Furthermore, balances in income and expense accounts have been adjusted for inflation to express them at closing values.

f)   Basis for conversion:

Balances in U.S. dollars, Unidades de Fomento ("UF") and in others currencies are converted to pesos at the exchange rate in effect at the close of each period, as indicated below:

                                      2002               2001
                                        $                  $
United States Dollar (US$1)           718.61             654.79
Unidades de Fomento (U.F.1)        16,744.12          16,262.66
Nuevos Soles (NS1)                    204.44             190.01
Bolivianos (BS1)                       95.81              95.87

g)   Time deposits:

Time deposits are presented at investment values plus interest accrued through the close of the period, which have been credited against income.

h)  Marketable securities:

Marketable securities consist of investments in mutual funds, which are shown at their redemption value at the close of the period.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


i)   Allowance for doubtful accounts:

As of December 31, 2002 and 2001, the Parent Company and its Subsidiaries established provisions for estimated uncollectible accounts shown deducted from the balance of sales receivable, documents receivable and miscellaneous receivables. They total TCH$ 2.540.855 (TCH$ 2.657.727 in 2001).

j)   Inventory:

Inventories of raw materials and finished products are recorded at purchase price or at the production cost, and are price-level restated. Inventories do not exceed their estimated net realizable value.

k)   Other current assets:

Other current assets include materials and spare parts at their adjusted cost.

l)   Property, Plant and Equipment:

Property, plant and equipment are stated at their acquisition cost plus accumulated legal revaluations as of December 31, 2002 and 2001.

The higher value on the technical revaluation of fixed assets recorded in 1979 and 1994 is shown adjusted at the closing date. Depreciation is calculated on the adjusted value in terms of the useful life remaining of the revalued goods, using the straight-line method.

m)   Depreciation of property, plant and equipment:

The depreciation of machinery and transport equipment has been calculated according to the real times of use of the assets. The charge due to depreciation for the fiscal year was determined by multiplying the rate in pesos, for each hour of use, by the real hours during the period. Depreciation of all other assets was calculated according to the straight-line method, based on the useful life of goods. The charge to income for depreciation was TCH$21.457.515 in 2002 (TCH$20.333.115 in 2001).

n)   Bottles and cases:

Glass bottles and refillable plastic bottles and cases held in plants, warehouses and in the possession of third parties are presented in other fixed assets at cost plus price-level restatement. The corresponding depreciation is shown under accumulated depreciation. Bottles and cases that are broken or obsolete at the plants and warehouses are charged to expenses during the period, forming part of the fiscal year depreciation. Depreciation of the bottles and cases has been calculated using the straight-line method, based on their estimated useful life.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


o)   Deposits for bottles and cases:

The estimated liability for returnable bottles and cases deposits is assessed on an annual inventory basis of bottles and cases in the possession of customers. They are valued at the average value of deposits received during the last five years for each type of bottle or case.

This liability is shown under the heading "Other long-term liabilities", considering that the bottles and cases placed in the market during a given operating period have historically exceeded the bottles and cases returned by customers during the same period.

p)   Investments in Other Companies:

Investments in shares of other companies in which the Company does not have significant influence have been stated at cost plus price-level restatement.

q)   Investments in related companies:

Investments in related companies includes the investments in Envases Central S.A. and Comptec S.A., valued in accordance with the equity method. The share in income of these related companies is included in the line "loss on investment in related companies."

r)   Goodwill and negative goodwill:

The lower value resulting from differences between the proportional equity value of investment and the value paid on the investment acquisition date has been charged to the goodwill account and is shown under the line other assets, net of the related amortization. Goodwill is amortized over twenty years, as provided by Circular No. 1358 of the SVS.

The Company has classified the proportion of the net equity of companies acquired in purchase transactions in excess of the acquisition cost as negative goodwill, which is presented net of amortization. Negative goodwill generated on acquisitions is amortized on a straight-line basis over five years, in accordance with Circular N(degree) 368 of the Superintendency of Securities and Insurance.

s)   Intangibles:

Intangibles refer to trademarks that have been acquired, which are shown at adjusted cost, net of amortization, determined using the straight-line method on the basis of a useful life of 20 years.

t)   Income Taxes and Deferred Taxes:

Income taxes are charged to results in the same period in which the income and expenses are recorded, and are calculated in accordance with current tax laws.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Pursuant to Technical Bulletins No. 71 and 60 of the Chilean Accountants Association and Circular No. 1466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes originating in temporary differences, tax losses that imply a tax benefit and other events that create differences between the financial accounting and the tax basis.

Deferred taxes originating from these temporary differences that had accumulated at prior to the adoption of new rules as of January 1, 2000 year were recorded as assets and liabilities with a credit or charge, respectively, in complementary accounts. These latter are amortized against expenses for the year's income tax in a weighted average period of reversal. Such complementary accounts are presented against the corresponding assets and liabilities generated by such deferred taxes.

u)   Bonds:

Bonds correspond to bonds to the order on the U.S. and Chilean markets that are appraised at the actual issue rate. The difference between the issue rate and the actual placement rate is recorded as a deferred asset and higher obligation. This asset is being amortized on a straight-line basis over the term of the obligation.

v)   Staff Severance Indemnities:

The Parent Company and its subsidiary Embotelladora Iquique S.A. have not recorded any provision for severance indemnities because they have not stipulated all-events severance payment with their employees. However, in those cases where such payments have been made to employees, they are charged to results in the year the payment is made.

As of December 31, 2002 and 2001, Inversora Los Andes S.A. and Embonor S.A. established a provision for severance indemnities in accordance with their collective agreements with their employees. This liability is recorded at the present value of the accrued benefits, which were calculated by applying an annual rate of 11.5% (Inversora Los Andes) and 7.0% (Embonor S.A.) over an average remaining service period of 15 years.

Sociedad de Cartera del Pacifico S.R.L. and its subsidiary and Industrial Iquitos S.A. make advance severance indemnity payments every 6 months according to the laws of Peru. The provision is recorded against income as it accrues for the amount payable if the employee were to resign as of the date of the Financial Statements.

w)   Operating income

Income is recognized when products are delivered and invoiced to customers. Costs and expenses are recognized as they accrue, regardless of the time of payment, and are registered in the periods to which they relate.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


x)   Vacation Provision:

The Parent Company and its subsidiaries provide for vacation benefits on an accrual basis.

y)   Statement of cash flow:

For the purposes of the preparation of the statement of cash flows, the Parent Company and Subsidiaries consider investments in time deposits and in fixed-income mutual fund units which expire within 90 days, to be cash equivalents.

The cash flows relating to the business of the Company, interest paid, interest received, dividends received and others not defined as investment cash flows or financing cash flows are recorded under "inflow originating from operating activities."

z)   Financial risk hedging:

During 2002 and 2001, the Parent Company and subsidiaries entered into forward and swap agreements with financial institutions to hedge the cash flow risk originated in the payment of debts in foreign currency against exchange rate variations. Those financial risk hedging transactions conform with the stipulations in Technical Bulletin N(degree) 57 of the Chilean Accountants Associations.

3.   Changes in Accounting Principles

There were no changes in the accounting principles applied for the year ending December 31, 2002.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


4.   Time Deposits

Times deposits includes deposits in the following financial institutions:


                                                                Investment   Expiration    Interest
                                                                   Date         Date         Rate         2002         2001
Institution                             Country     Currency                                   %          TCH$         TCH$
Banco de Credito de Bolivia             Bolivia    Dollars      28.12.2002     28.01.2003      5.70            719       -
Banco de Credito del Peru               Peru       Dollars      31.12.2002     02.01.2003      1.12        725.796       -
Banco de Credito del Peru               Peru      New Soles     31.12.2002     03.01.2003      3.30        347.137       -
Banco InterBank                         Peru      New Soles     31.12.2002     02.01.2003      3.85        215.256       -
Banco InterBank                         Peru      New Soles     31.12.2002     06.01.2003      3.85        306.365       -
Banco InterBank                         Peru      New Soles     31.12.2002     06.01.2003      3.85        306.365       -
Banco Santander Central Hispano         Peru      New Soles     31.12.2002     02.01.2003      3.25         91.998       -
BankBoston                              Peru      New Soles     31.12.2002     06.01.2003      3.70        225.052       -
BankBoston                              Peru      New Soles     31.12.2002     06.01.2003      3.75        245.468       -
BankBoston                              Peru      New Soles     31.12.2002     06.01.2003      3.81        245.468       -
Citibank                                USA        Dollars      27.12.2002     06.01.2003      0.98      3.305.606       -
Citibank                                USA        Dollars      27.12.2002     02.01.2003      0.98        446.367       -
Banco de Credito e Inversiones          Chile      Dollars      10.12.2001     09.01.2002      1.78        -          7.426.474
Banco de Credito e Inversiones          Chile      Dollars      11.12.2001     10.01.2002      1.78        -            922.526
Banco de Credito del Peru               Peru       Dollars      28.12.2001     07.02.2002      2.10        -            674.434
Banco de Credito del Peru               Peru      New Soles     31.12.2001     02.01.2002      2.25        -            940.797
Banco de Credito del Peru               Peru       Dollars      28.12.2001     08.01.2002      1.50        -            145.268
Banco Santander Central Hispano         Peru       Dollars      28.12.2001     08.01.2002      1.50        -            714.899
Banco Santander Central Hispano         Peru       Dollars      20.12.2001     29.01.2002      2.25        -          1.206.381
Banco Santander Central Hispano         Peru       Dollars      26.12.2001     29.01.2002      2.00        -            202.330
Banco Santander Central Hispano         Peru       Dollars      29.12.2001     29.01.2002       2.17       -            674.434
Banco Santander Central Hispano         Peru      New Soles     31.12.2001     02.01.2002       2.50       -            119.559
Banco Santander Central Hispano         Peru      New Soles     28.12.2001     03.01.2002       2.50       -             23.520
Banco Continental                       Peru       Dollars      20.12.2001     29.01.2002       2.00       -            472.104
Banco Continental                       Peru       Dollars      26.12.2001     29.01.2002       1.85       -            202.330
BankBoston                              Peru      New Soles     21.12.2001     04.01.2002       3.15       -            489.287
Banco Weise Sudameris                   Peru      New Soles     31.12.2001     02.01.2002       2.50       -             54.800
Banco de Credito de Bolivia             Bolivia    Dollars      28.12.2001     27.01.2002       5.70       -                733
Citibank                                USA        Dollars      31.12.2001     02.01.2002       5.75       -          3.128.979
                                                                                                      ------------- ------------
Totals                                                                                                   6.461.597   17.398.855
                                                                                                      ------------- ------------


Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


5.   Marketable Securities

Marketable securities are valued as described in Note 2(h) and are summarized as follows:

Instruments                               Account value

                                     2002                2001
                                     TCH$                TCH$
Mutual fund units                 9.836.995          4.185.849
                             ----------------------------------
Totals                            9.836.995          4.185.849
                             ----------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Breakdown of mutual fund units as of December 31 is as follows:


Entity                               Unit value          Amount in             Amount         Amount
                                         $                 units                TCH$           TCH$
                                                                                2002           2001
Citibank Mutual Funds                    718.61          11.000.000         7.904.710           -
Citibank Mutual Funds                    718.61           1.000.000           718.610           -
Citibank Mutual Funds                    718.61             360.000           258.700           -
Citibank Mutual Funds                    718.61             500.000           359.305           -
Citibank Mutual Funds                    718.61              77.034            55.357           -
BCI Mutual Funds                     462.224,34            1.168,94           540.313           -
BCI Mutual Funds                     455.886,78          1.167,7163            -              532.346
BCI Mutual Funds                     455.886,78            680,0950            -              310.046
BCI Mutual Funds                     455.886,78           788,11000            -              359.289
BCI Mutual Funds                     455.886,78          1.086,8653            -              495.488
BCI Mutual Funds                     455.886,78            746,3388            -              340.246
BCI Mutual Funds                     455.886,78          1.067,3141            -              486.574
BCI Mutual Funds                     455.886,78          1.044,5245            -              476.186
Banchile Mutual Funds                  1.580,80          750.048,54            -            1.185.674
                                                                           ----------------------------
Total                                                                       9.836.995       4.185.849
                                                                           ----------------------------


6.   Short- and long-term receivables

Short- and long-term receivables are broken down as follows, including estimates of uncollectibles:

In thousands of chilean pesos
------------------------- ----------------------------------------------------------------------------------- ------------------
                                                Short-term receivables                                          Total Long-term
                                                                                                                  Receivables
------------------------- ------------------------ ----------------------- ----------- ---------------------- -----------------
           Line                 Up to 90 days       More than 90 days and    Subtotal    Total short-term
                                                       out to 1 year                     receivables (net)
------------------------- ------------ ----------- ----------- ----------- ----------- ----------  ---------- -------- --------
                              2002        2001         2002        2001        2002       2002        2001      2002     2001
------------------------- ------------ ----------- ----------- ----------- ----------- ----------  ---------- -------- --------
Sales receivables          13.709.740  15.048.509    1.202.611     947.455  14.912.351 13.962.749  15.035.972     -        -
------------------------- ------------ ----------- ----------- ----------- ----------- ----------  ---------- -------- --------
Estimated uncollectibles     (25.650)   (370.345)    (923.952)   (589.647)   (949.602)
------------------------- ------------ ----------- ----------- ----------- ----------- ----------  ---------- -------- --------
Documents receivable        6.582.912   8.124.070    1.387.209   1.180.477   7.970.121  6.810.708   8.101.473     -        -
------------------------- ------------ ----------- ----------- ----------- ----------- ----------  ---------- -------- --------
Estimated uncollectibles     (10.550)   (274.221)  (1.148.863)   (928.853) (1.159.413)
------------------------- ------------ ----------- ----------- ----------- ----------- ----------  ---------- -------- --------
Sundry receivables          1.610.454   2.714.881      697.744     274.968   2.308.198  1.876.358   2.495.188   36.105  230.534
------------------------- ------------ ----------- ----------- ----------- ----------- ----------  ---------- -------- --------
Estimated uncollectibles        (347)   (445.135)    (431.493)    (49.526)   (431.840)
-------------------------------------------------------------------------------------- ----------  ---------- -------- --------
Total                                                                                  22.649.815  25.632.633   36.105  230.534
-------------------------------------------------------------------------------------- ----------  ---------- -------- --------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


7.   Balances and transactions with related companies:

Receivable and payable balances with related parties as of December 31, 2002 and 2001 are summarized follows:

a)   Documents and accounts receivable:

  Taxpayer ID No.    Company                                 Short-Term                      Long-Term
                                                        2002            2001            2002           2001
                                                        TCH$            TCH$            TCH$           TCH$
   96.714.870-9      Coca Cola de Chile S.A.             790.241        340.803           -             -
   96.648.500-0      Vital S.A.                            4.503          9.615           -             -
   78.826.600-6      Inversiones Eudocia                 -                1.456           -             -
      Foreign        Coca Cola Peru                      121.591        -                 -             -
      Foreign        Comptec S.A.                        -              142.215           -             -
                                                 -------------------------------    --------------------------
                     Totals                              916.335        494.089           -             -
                                                 -------------------------------    --------------------------


b)   Documents and accounts payable:

  Taxpayer ID No.    Company                               Short-Term                        Long-Term
                                                 -------------------------------    --------------------------
                                                      2002            2001              2002           2001
                                                      TCH$             TCH$              TCH$          TCH$
   96.714.870-9      Coca- Cola de Chile S.A.          4.411.069      4.064.172           -             -
   96.648.500-0      Vital S.A.                          951.712      1.446.739           -             -
   96.705.990-0      Envases Central S.A.                957.474        868.904           -             -
      Foreign        Coca Cola Peru                    1.987.622      2.111.970           -             -
   81.752.100-2      Direnor S.A.                         14.159         20.822           -             -
                                                 -------------------------------    --------------------------
                     Totals                            8.322.036      8.512.607           -             -
                                                 -------------------------------    --------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


c)   Transactions with related companies:

Transactions with related companies corresponds to the purchase and sale of raw materials, products, bottles and cases, which were made at market prices and relate to the business of the related companies. Purchases are charged to operating costs and sales are credited to income. The terms of payment and collection of these transactions are similar to those stipulated with suppliers or customers in the industry.

The principal transactions with related parties were as follows during 2002 and 2001:

                                                                                     2002                       2001
                                                                           -----------------------------------------------------
Company                Taxpayer ID   Relationship    Transaction              Amount     Effect on      Amount      Effect on
                                                                                         results                     results
                                                                                         (charge)                    (charge)
                                                                                           credit                     credit

                                                                               TCH$         TCH$         TCH$          TCH$

Coca Cola de Chile     96.714.870-9  Shareholder     Purchase of raw       (29.182.255)      -       (30.763.487)       -
S.A.                                                 materials

                                                     Sale of services               160         160         1.785         1.785

                                                     Sale of advertising      1.348.598     161.832     1.647.500       202.372

Coca Cola  Peru          Foreign     Indirect        Purchase of raw        (3.441.616)      -        (7.066.802)       -
                                                     materials

                                                     Purchase of            (5.689.932)      -        (1.394.414)       -
                                                     advertising

                                                     Purchase of services       -            -           (77.824)       -

                                                     Sales of raw               497.764      -            268.071       -
                                                     materials

                                                     Sales of advertising        22.051      -          1.050.534       -

                                                     Sales of services            4.879       4.879        22.526        17.520

Vital S.A.             96.648.500-0  Common          Purchase of products   (4.850.737)      -        (7.434.628)       -
                                     Director

                                                     Sales of services          -            -                828       -

Envases Central S.A.   96.705.990-0  Affiliate       Purchase of products   (5.809.736)      -        (3.358.575)      (37.117)

Direnor S.A.           81.752.100-2  Common          Purchase of products      (57.874)      -          (114.437)       -
                                     Director

                                                     Purchase of services       -            -            (2.393)       (2.393)

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


8.   Inventories

Inventories, as described in Note 2(j), are summarized as follows:


                                                    2002               2001
                                                    TCH$               TCH$
Finished products                                  2.772.116          2.804.759
Raw materials                                      9.001.633          5.671.824
Raw materials in transit                             946.403          1.192.179
Promotional and other products                       746.373            830.951
                                            -----------------   ----------------
       Total                                      13.466.525         10.499.713
                                            -----------------   ----------------


9.   Income tax and deferred taxes:

In accordance with Circular No. 1466 of the SVS related to income taxes and deferred taxes, the Parent Company and its subsidiaries have recorded the following information as of December 30, 2002 and 2001:

a)   Income tax provision:

The Parent Company did not establish a income tax provision as it reported a loss for tax purposes. The balance of recoverable taxes, in the Parent Company and its subsidiaries amounting to TCH$1.018.943 in 2002 (TCH$3.759.845 in 2001) corresponds to provisional monthly payments made in excess of income tax, training expenses and tax benefits due to tax losses.

The Parent Company did not have taxable retained earnings from previous fiscal years and so has not provisioned for the respective income tax. The balance of recoverable taxes amounting to TCH$3.202 in 2002 (TCH$6.029 in 2001) corresponds to fiscal credits and training expenses.

The subsidiary Embonor S.A. did establish a first category income tax provision amounting to TCH$21.468 in 2002 (TCH$ 0 in 2001). The balance of recoverable taxes amounting to TCH$986.527 in 2002 (TCH$3.673.589 in 2001) corresponds to tax benefits for tax losses and training expenses.

The subsidiary Embotelladora Iquique did establish an income tax provision to TCH$13.450 in 2002 (TCH$ 12.934 in 2001). The balance of recoverable taxes in the amount of TCH$18.375 in 2002 (TCH$27.544 in 2001) corresponds to provisional monthly payments made in excess of income tax and training expenses.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


For Inversora Los Andes S.A. and its subsidiary, according to Bolivian Law, the corporate profit tax is considered payment on account of transaction tax (calculated on net revenue) for the following fiscal year. In the case of Inversora Los Andes S.A. and its subsidiary, the transaction tax exceeds the profit tax, so no deferred tax must be recorded for the temporary differences existing between the book base and the tax base.

As of December 31, 2002 the transaction tax amount to TCH$ 1.134.020 (TCH$
1.251.408 in 2001).

The subsidiaries Sociedad de Cartera del Pacifico S.R.L. and its subsidiary, and Industrial Iquitos S.A., have not established any first-category income tax provision since they recorded a negative net taxable income for the period. The recoverable taxes of these subsidiaries amount to TCH$10.839 in 2002 (TCH$52.683 in 2001) and correspond to fiscal credits. The recoverable taxes in the long-term assets amount to TCH$ 2.558.595 in 2002 (TCH$2.404.813 in 2001). See
Note 16

b)   Taxable retained earnings:

The Parent Company has negative taxable retained earnings as of December 31, 2002 in the amount of TCH$58.438.635 that are summarized as follows:


                                         2002
                                         TCH$
         Without a credit              (58.832.869)
         With a 15% credit                  394.234
                                     ---------------
         Total                         (58.438.635)
                                     ---------------


c)   Deferred Taxes:

Pursuant to Circular No. 1450 of the Superintendency of Securities and Insurance, as of December 31, 2002 and 2001 deferred taxes shall be recorded in the manner established in Technical Bulletins No. 60 and No. 71 of the Chilean Accountants Association.

As stipulated in Law No. 19,753 of September 28, 2001, an increase in the first category income tax was established from 15% to 16% for 2002, 16.5% for 2003 and 17% as from 2004.

As of December 31, 2002 and 2001, the accumulated balances of the temporary differences caused by deferred taxes are as follows:

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Description                                           2002                                             2001
                               --------------------------------------------------- -----------------------------------------------
                                      Deferred Asset          Deferred Liability         Deferred Asset       Deferred  Liability
Temporary Differences            Short-Term    Long-Term   Short-Term   Long-Term   Short-Term   Long-Term  Short-Term   Long-Term
                                    TCH$         TCH$         TCH$        TCH$         TCH$        TCH$        TCH$        TCH$
Uncollectibles provision            195.533      361.942      -            -          199.864      356.571     -           -
Inventories                         883.403       -           -            -          973.385       -          -           -
Vacation provision                  174.666       -           -            -          200.669       -          -           -
Amortization of intangibles         -             -           -         5.575.713      -            -          -        5.604.232
Leasing assets                      -             -           -           631.934      -            -          -          659.052
Depreciation of fixed assets        -             -           -         8.649.619       6.996       -          -        4.034.753
Severance                           -             -           -           705.242      -            -          -          644.465
Revaluation of fixed assets         -             -           -         3.491.812      -            -          -        3.792.077
Obsolescence provision                7.105      129.515      -            -            6.308       44.145     -           -
Tax losses                          -          6.377.900      -            -           -         4.080.144     -           -
Other events                        245.000       -           67.712       33.017     658.975       -          -           -
                               ------------- ------------ ----------- ------------ ----------- ----------- ----------- -----------
Sub-total                         1.505.707    6.869.357      67.712   19.087.337   2.046.197    4.480.860     -       14.734.579
                               ------------- ------------ ----------- ------------ ----------- ----------- ----------- -----------
Net complementary accounts -
net of amortization               (727.878)       -           -       (4.534.921)  (1.554.789)      -          -       (1.214.980)
Valuation provision
                               ------------- ------------ ----------- ------------ ----------- ----------- ----------- -----------
       Total                        777.829    6.869.357      67.712   14.552.416     491.408    4.480.860     -       13.519.599
                               ------------- ------------ ----------- ------------ ----------- ----------- ----------- -----------

d) The income tax account as of December 31, 2002 and 2001 and the effect on income due to the recognition of deferred taxes and income tax are broken down as follows:

                         ITEM                                           2002           2001
                                                                        TCH$           TCH$
Current tax expense (tax provision)                                   (1.168.938)    (1.264.342)
Adjustment of tax expenses (previous fiscal year)                         229.238        589.438
Effect of deferred tax assets and liabilities in the fiscal year      (2.079.852)    (6.512.332)
Effect of amortization of deferred asset and liability
  complementary accounts                                                4.135.812      4.788.499
Other charges                                                             (4.203)       -
                                                                    -------------- --------------
    Total                                                               1.112.057    (2.398.737)
                                                                    -------------- --------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


10.  Other Current Assets


Other current assets as of December 31, 2002 and 2001, as valued according to
Note 2(k), include the following:


                                                  2002              2001
                                                  TCH$              TCH$

Spare parts and supplies                         5.989.777          4.350.432
                                              -------------     --------------
Total other current assets                       5.989.777          4.350.432
                                              -------------     --------------


11.  Property, plant and equipment


a)   Principal Concepts Included in Property, Plant and Equipment

Property, plant and equipment are composed principally of land, buildings and infrastructure, machinery and equipment, bottles and cases, advertising equipment and furniture and fixtures located at plants in Chile, Bolivia and Peru.

The machinery and equipment are comprised principally of production lines, carbonators, mixers, fillers, and sugar blending and treatment equipment, transportation vehicles, and computer equipment and systems.

Other fixed assets include furniture and fixtures, tools and advertising equipment and bottles and cases. These latter include returnable glass and plastic bottles and plastic cases.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


b) Property, plant and equipment as of December 31, 2002 and 2001 are summarized as follows:

                                                             2002                           2001
                                                  Gross Value   Accumulated      Gross Value    Accumulated
                                                                Depreciation                    Depreciation
                                                     TCH$           TCH$            TCH$            TCH$
Land:                                              13.988.189        -            13.354.822        -

Buildings and Infrastructure:
Buildings and Constructions                        48.144.027     11.201.194      46.168.436      9.728.411
Construction in progress                              740.519          -             632.326         -
                                                -----------------------------  -----------------------------
                                     Subtotal      48.884.546     11.201.194      46.800.762      9.728.411
                                                -----------------------------  -----------------------------

Machinery and Equipment:
Machines and Equipment                            108.559.904     52.716.002     106.874.959     51.160.041
Transportation Equipment                           12.686.496     11.305.645      13.769.684     12.405.588
                                                -----------------------------  -----------------------------
                                     Subtotal     121.246.400     64.021.647     120.644.643     63.565.629
                                                -----------------------------  -----------------------------

Other fixed assets:
Office furniture and fixtures                      23.113.666     19.186.379      23.826.566     18.840.784
Advertising equipment                              52.703.462     30.665.135      46.949.891     22.577.839
Bottles and cases                                  70.611.909     31.835.709      63.517.096     28.352.165
Leasing and Software (1)                            2.256.827        366.976       2.191.620        197.289
                                                -----------------------------  -----------------------------
                                     Subtotal     148.685.864     82.054.199     136.485.173     69.968.077
                                                -----------------------------  -----------------------------

Higher value resulting from
technical reappraisal of property,
plant and equipment                                 1.860.649        390.583       1.865.481        372.360

                                                -----------------------------  -----------------------------
Total property, plant and equipment               334.665.648    157.667.623     319.150.881    143.634.477
                                                -----------------------------  -----------------------------

     (1) Leased assets are not the property of the Company until the purchase option is exercised.

c) The balance in "higher value resulting from technical reappraisal of property, plant and equipment pertains to the following:

     Net Value                                                  2002          2001
                                                                TCH$          TCH$
     Land                                                     1.072.203     1.072.957
     Buildings and constructions                                397.417       419.208
     Machinery and equipment                                        446           956
                                                            --------------------------
            Total higher value of technical reappraisal       1.470.066     1.493.121
                                                            --------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


d) The charge to income for depreciation amounted to TCH$21.457.515 (TCH$20.333.115 in 2001). TCH$15.996.179 (TCH$15.329.237 in 2001) of this amount is recorded in operating costs and TCH$5.461.336 (TCH$5.003.878 in 2001) in selling and administration expenses.

e) As of December 31, 2002, management has carried out an assessment of the carrying value of its fixed assets by discounting to the present day, the values of future cash flows generated by such assets according to these forecasts , it is Company management's opinion that the recoverable economic value of its fixed assets is greater than their carrying values and therefore no provision for fixed assets impairment has been made at the balance sheet date.


12.  Investments in Related Companies

Investments in related companies and the corresponding interest in equity and profits recorded as described in Note 2(q), are as follows:


a)   As of December 31, 2002:


                                       Currency
                                          in                                   Fiscal                 Pro-
                              Country    Which   Number of                     year                 portional               Book
Taxpayer ID    Company          Of      Invest.  Shares             Issuer's   Profit    Accrued     Equity   Unrealized  Value of
                              Origin      Is               Interest  Equity    (Loss)  Profit(Loss)  Value     Earnings  Investment
                                       Recorded               %       TCH$      TCH$      TCH$        TCH$       TCH$        TCH$
96.705.990-0  Envases Central Chile     Pesos    3.123.745  33.00   2.694.294 (379.480) (125.228)    889.117      -        889.117
                S.A.
Foreign       Comptec S.A.    Colombia  Dollar     130.000  20.00   2.222.660 (947.130) (189.426)    444.532      -        444.532
                                                                                       -------------------------------------------
                     Total                                                              (314.654)  1.333.649      -      1.333.649
                                                                                       -------------------------------------------


b)   As of December 31, 2001:

                                       Currency
                                          in                                   Fiscal                 Pro-
                              Country    Which   Number of                     year                 portional               Book
Taxpayer ID    Company          Of      Invest.  Shares             Issuer's   Profit    Accrued     Equity   Unrealized  Value of
                              Origin      Is               Interest  Equity    (Loss)  Profit(Loss)  Value     Earnings  Investment
                                       Recorded               %       TCH$      TCH$      TCH$        TCH$       TCH$        TCH$
96.705.990-0  Envases Central Chile     Pesos    3.123.745  33,00   3.073.773 (839.445) (277.017)  1.014.345      -      1.014.345
                S.A.
Foreign       Comptec S.A.    Colombia  Dollar   130.000    20,00   3.210.304 (283.260)  (56.652)    642.060      -        642.060
                                                                                       -------------------------------------------
                    Total                                                               (333.669)  1.656.405      -      1.656.405
                                                                                       -------------------------------------------


13.  Goodwill and negative goodwill

A.   Goodwill:

Goodwill as of December 31, 2002 and 2001, amounting to TCH$292.350.566 and TCH$305.075.859, respectively, is valued according to the accounting criteria described in Note 2(r) and was generated by the acquisition of operations in Bolivia, Chile and Peru. The charge to consolidated income for amortization totaled TCH$18.050.141 in 2002 and TCH$17.725.418 in 2001.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Goodwill and the effect on income is broken down as follows:

                                                                              2002                        2001
                                                                  --------------------------------------------------------
Taxpayer ID                                                       Amortization    Goodwill    Amortization    Goodwill
                                                                  in the period                  in the
                                                                                                 period
                                                                      TCH$          TCH$          TCH$          TCH$
96.891.720-K     Embonor S.A.                                        12.848.736  210.933.410    12.848.736   223.782.147
Foreign          Sociedad de Cartera del Pacifico S.R.L.              3.287.521   54.299.336     3.085.423    54.046.725
Foreign          Industrial Tisco y Cia. de Transporte Cural S.A.       134.050    1.957.213       125.809     1.962.703
Foreign          Merger of North-South Division on January 1,1998       543.390    7.983.737       509.985     8.002.924
Foreign          Industrial Iquitos S.A.                                110.943    1.786.484        99.155     1.780.782
Foreign          Inansa S.A.                                          1.125.501   15.390.386     1.056.310    15.500.578

                                                                  --------------------------------------------------------
Total                                                                18.050.141  292.350.566    17.725.418   305.075.859
                                                                  --------------------------------------------------------

Goodwill is comprised mainly as follows:

BOLIVIA

a) On July 3, 1995, the subsidiary, Inversora Los Andes S.A., acquired 99.9% of the shares in Embotelladoras Bolivianas Unidas S.A., a productive company. This transaction generated goodwill of TCH$7.912.880 before amortization as compared to the proportional equity value of the investment. The amortization period pending at the close of the financial statements is 12.5 years.

b) On January 8, 1996, Embotelladoras Bolivianas Unidas S.A. took over assets of Sociedad Boliviana Cotoca S.A., which gave Inversora Los Andes S.A. control of 81.7% of the shares in Embotelladoras Bolivianas Unidas S.A. The valuation of this additional investment generated goodwill of TCH$6.872.530 before amortization. The amortization period pending at the close of financial statements is 13.0 years.

c) On December 24 and 30, 1997, Inversora Los Andes S.A. acquired 18.3% of the shares in Embotelladoras Bolivianas Unidas S.A. and took over control of 99.99% of the shares in the latter company. The valuation of the additional investment resulted in goodwill of TCH$9.660.410, which corresponds to the difference between the value paid and the proportional equity value. The amortization period pending at the close of the financial statements is 15.0 years.

Goodwill also includes trademark royalties, which correspond to the following:

- The right to use the fame, prestige and clientele of Vascal S.A. and Embotelladora Cotoca S.A. in relation to the operation of the industrial plants in La Paz, Oruro, Cochabamba, Santa Cruz, Sucre and Tarija and their products for a period of 50 years.

-    The definitive rights to the "Mineragua", "Vital" and "Cotoca" trademarks.

The goodwill is amortized over a period of 20 years in accordance with Circular No. 1358 of the Superintendency of Securities and Insurance.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


The charge to income amounted to TCH$1.125.501 in 2002 (TCH$1.056.310 in 2001).

PERU

(a)  Embotelladora Latinoamericana S.A.

The goodwill as of December 31, 2002, amounting to TCH$15.456.280 (TCH$14.506.109 in 2001), corresponds to firstly the unamortized balance generated by the takeover of the subsidiaries Industrial Tisco S.A. and Compania de Transporte Cural S.A. (January 1997) amounting to TCH$1.957.213 in 2002 (TCH$1.962.703 in 2001), and secondly to the merger of operations as of January 1, 1998 with: Negociacion Sur Peruana S.A., Compania Industrial Nor Peruana S.A., Empresa Productora de Plasticos S.A., Transportadora and Comercializadora Lambayeque S.A. and Costos y Margenes S.A. (January 1998) amounting to TCH$7.983.737 in 2002 (TCH$8.002.924 in 2001); as well as the acquisition of Industrial Iquitos S.A. (April 11, 2001) from its parent company for the price of TCH$1.786.484 in 2002 (TCH$1.780.782 in 2001).

The charge to income amounted to TCH$788.383 (TCH$713.885 in 2001).

(b)  Sociedad de Cartera del Pacifico S.R.L.

The goodwill as of December 31, 2002, amounting to TCH$64.015.267
(TCH$60.079.952 in 2001), corresponds to the unamortized balance generated in the acquisition of Embotelladora Latinoamericana S.A. from Inchcape Bottling, which occurred in June 1999.

The charge to income was TCH$3.287.521 in 2002 (TCH$3.085.423 in 2001).

CHILE

(a)  Embonor S.A.

The goodwill as of December 31, 2002 amounting to TCH$255.097.224
(TCH$256.036.677 in 2001), corresponds to the unamortized balance generated by the acquisition of the Chilean bottling operations of Inchcape Bottling Chile S.A. which occurred in May 1999.

The charge to income was TCH$12.848.736 in 2002 (TCH$12.848.736 in 2001).

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(b)  Coca-Cola Embonor S.A.

The charge to income amounted to TCH$0 in 2002 (TCH$21.064 in 2001). This amount corresponds to the amortization of its investment in Industrial Iquitos S.A. through the date of its sale. This subsidiary was sold on April 11, 2001 to its subsidiary Embotelladora Latinoamericana S.A..

B.   Negative goodwill:

The negative goodwill as of December 31, 2002, amounting to ThCH$861.266 (TCH$ 0 in 2001), corresponds to the unamortized balance generated in the acquisition the shares of Embotelladora Latinoamericana S.A. and Embonor S.A..

The credit against fiscal year income was ThCh$134.056 for this concept.

The Negative Goodwill and the effect on income is broken down as follows:

                                                                  2002                          2001
                                                    ------------------------------- ---------------------------
Taxpayer ID                                          Amortization      Goodwill      Amortization    Goodwill
                                                     in the period                   in the period
                                                         TCH$            TCH$            TCH$          TCH$
Foreign        Embotelladora Latinoamericana S.A.            25.875        861.266         -            -
96.891.720-K   Embonor S.A.                                 108.181       -                -            -
                                                    --------------- --------------- --------------- -----------
Total                                                       134.056        861.266         -            -
                                                    --------------- --------------- --------------- -----------


14.  Intangibles

Intangibles held by the Company as of December 31, 2002 and 2001 are as follows:


                                         2002                                          2001
     Trademarks        Gross Value    Accumulated    Net value     Gross Value     Accumulated         Net value
                          TCH$       amortization                                  amortization
                                         TCH$           TCH$          TCH$             TCH$              TCH$

San Luis                 16.617.888     (4.718.262)   11.899.626      15.596.310      (3.642.916)      11.953.394
Kola Inglesa              6.587.805     (1.870.217)    4.717.588       6.182.821      (1.443.974)       4.738.847
Other                       972.126        (14.618)      957.508          36.874          (9.537)          27.337
                      --------------------------------------------------------------------------------------------
Total                    24.177.819     (6.603.097)   17.574.722      21.816.005      (5.096.427)      16.719.578
                      --------------------------------------------------------------------------------------------

As of December 31, 2002 and 2001, the trademarks are being amortized over a period of 20 years. The amortization charge in the year amounts to TCH$1.168.885 (TCH$1.108.598 in 2001).

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


15.  Other Assets:

Other assets, totaling TCH$8.523.184 as of December 31, 2002 (TCH$9.831.222 in
2001) correspond to the following:

                                                         2002           2001
                                                         TCH$           TCH$
Deferred expenses in the U.S. bond issue               1.610.975      2.419.266
Deferred expenses in Chilean bond issue                3.240.095      4.002.823
Deferred expenses of syndicated UF credit facility       356.118        645.899
Recoverable taxes                                      2.558.595      2.404.813
Other                                                    757.401        358.421
                                                    ------------- --------------
Total                                                  8.523.184      9.831.222
                                                    ------------- --------------


16.  Short-term bank debt

Short-term bank debt was as follows as at December 31, 2002 and 2001:

                   Bank or
Taxpayer          Finantial
    ID           Institution               TYPE OF CURRENCY AND ADJUSTMENT INDEX
                                                            Other foreign
                                            Dollar           currencies             UF          Non-adjustable  Total
                                       2002       2001      2002    2001      2002      2001     2002  2001     2002       2001
                                       TCH$       TCH$      TCH$    TCH$      TCH$      TCH$     TCH$  TCH$     TCH$       TCH$
          Short - term
                                   ------------------------------------------------------------------------------------------------

                         Totals         -           -        -        -        -          -       -      -        -         -
                                   ------------------------------------------------------------------------------------------------
          Principal owed                -           -        -        -        -          -       -      -        -         -
          Annual average interest
          rate                          -           -        -        -        -          -       -      -        -         -
              Long - term
97008000-7Chilean syndicated banks      -           -        -        -    17.486.588 15.016.122  -      -    17.486.588  15.016.122
Foreign   Wachovia Bank                  49.529     -        -        -        -          -       -      -        49.529    -
Foreign   RaboBank                       49.529     -        -        -        -          -       -      -        49.529    -
Foreign   Banco de Credito del Peru      83.992     45.328   -        -        -          -       -      -        83.992      45.328
Foreign   Banco Santander                47.283     -        -        -        -          -       -      -        47.283    -
Foreign   Banco Weise Sudameris         -           13.168   -        -        -          -       -      -        -           13.168
                                   ------------------------------------------------------------------------------------------------
                         Totals         230.333     58.496   -        -    17.486.588 15.016.122  -      -    17.716.921  15.074.618
                                   ------------------------------------------------------------------------------------------------
          Principal owed             36.563.694    513.208   -        -    43.557.183 57.956.868  -      -    80.120.877  58.470.076
          Annual average interest
          rate                         7.9%        13.0%     -        -       3.93%      6.44%    -      -        -         -

          Percentage in foreign currency (%)                                                                      1.3       0.1
          Percentage in domestic currency (%)                                                                    98.7      99.9

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


17. Long-term bank debt:

Long-term bank debt as of December 31, 2002 and 2001 is broken down as follows:


                                                               Years to Maturity                    Closing Date of       Closing
                                                                                                     Actual Period        Date of
                                                                                                                          Previous
                                                                                                                            Period
Tax Ident.      Bank or            Currency   More than   More than   More than   More     More    Total as    Annual     Total as
Number          Financial             Or      1 up to 2   2 up to 3   3 up to 5   than 5   than     of 2002    Interest    of 2001
                                   Index of                                      up to 10   10                  Rate
                                  Adjustment
                Institution                      TCH$        TCH$        TCH$       TCH$    TCH$      TCH$         %         TCH$

97008000-7      Chilean
                syndicated banks  U.F.        17.380.397   8.690.198      -           -       -    26.070.595     3.93%   43.467.651
Foreign         Wachovia Bank     Dollar          -           -       17.965.250      -       -    17.965.250    4.00%        -
                (1)
Foreign         RaboBank (1)      Dollar          -           -       17.965.250      -       -     17.965250    4.00%        -
Foreign         Banco de
                Credito del Peru  Dollar         269.478     134.737      -           -       -       404.215   13.00%       454.712
Foreign         Banco Santander   Dollar         104.953      26.077      -           -       -       131.030    9.00%        -
                                              ----------- ----------- ----------- -------- ------- ----------- ---------- ----------
                Total                         17.754.828   8.851.012  35.930.500      -       -    62.536.340             43.922.363
                                              ----------- ----------- ----------- -------- ------- ----------- ---------- ----------
                % in domestic currency                                                                 41.69%                 98.96%
                                              ----------- ----------- ----------- -------- ------- ----------- ---------- ----------
                % in foreign currency                                                                  58.31%                  1.04%
                                              ----------- ----------- ----------- -------- ------- ----------- ---------- ----------

     (1) During 2002, the Company obtained 2 five-year loans through its agency for a total of US$50,000,000, with three years of grace, for the purpose of optimizing its liability structure.

18.   Notes and Bonds payable

At the period end, long-term debt from the bonds issued by the Parent company amounted to TCH$150.834.215 in 2002 (TCH$174.777.685 in 2001), with accrued interest of TCH$4.392.933 in 2002 (TCH$5.133.612 in 2001), and is detailed below:




                                                                      Frequency                   Par Value         Placement
 Listing No.   Series  Face amount  Bond  Interest Maturity     Interest     Amortization                            in Chile
                        placed and  unit    rate                 payment                                            or abroad
                       outstanding  of
                                   adjust                                                      2002        2001
                                   -ment                                                       TCH$        TCH$
Long-term bonds--short-term portion:
   New York   Unique    160.000.000  US$  9,875%  15-03-2006 Semiannual     At maturity       3.990.827   3.034.202  Foreign
     224      A1            645.000  UF   7,000%  01-08-2003 Semiannual     At maturity       2.310.442     320.333  Domestic
     224      A2          2.200.000  UF   7,000%  01-08-2003 Semiannual     At maturity      16.207.579   1.092.608  Domestic
     224      B1            155.000  UF   6,750%  01-02-2020 Semiannual     As from 2004         74.454      68.426  Domestic
     224      B2          1.400.000  UF   6,750%  01-02-2020 Semiannual     As from 2004        672.487     618.043  Domestic
                                                                                          ------------- ------------
Total short-term portion                                                                     23.255.789   5.133.612
                                                                                          ------------- ------------

Long-term Bonds:
   New York   Unique    160.000.000  US$  9,875%  15-03-2006 Semiannual     At maturity     105.934.252 101.075.310  Foreign
     224      A1            645.000  UF   7,000%  01-08-2003 Semiannual     At maturity         -        10.804.098  Domestic
     224      A2          2.200.000  UF   7,000%  01-08-2003 Semiannual     At maturity         -        36.851.188  Domestic
     224      B1            155.000  UF   6,750%  01-02-2020 Semiannual     As from 2004      2.595.339   2.596.333  Domestic
     224      B2          1.400.000  UF   6,750%  01-02-2020 Semiannual     As from 2004     23.441.768  23.450.756  Domestic
                                                                                          ------------- ------------
Total- Long-term portion:                                                                  131.971.359  174.777.685
                                                                                          ------------- ------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


During 2002, the Company made an early redemption of Series A1 and A2 bonds, as described in Note 37. Additionally, U.S. bonds were repurchased in December in the amount of TCH$1,437,220.

19.  Provisions and write-offs

Short-term and long-term provisions were comprised as follows as at December 31, 2002 and 2001:


a)   Current liabilities


                                                                  2002            2001
                                                                  TCH$            TCH$
Provision for invoices to be received and other payments        2.438.902       1.832.904
Provision for fiscal year expenses                              1.153.538         957.147
Provision for bonuses                                             734.734         805.467
Vacation provision                                              2.227.802       2.412.047
Severance indemnities provision                                   531.328        462.577
Other                                                              13.317          14.794
                                                             ------------    ------------
         Total                                                  7.099.621       6.484.936
                                                             ------------    ------------

b)   Long-term liabilities

                                                                  2002            2001
                                                                  TCH$            TCH$
Severance indemnities provision                                 2.035.198       1.770.855
                                                             ------------    ------------
         Total                                                  2.035.198       1.770.855
                                                             ------------    ------------


20.  Other long-term liabilities

This line includes the following liabilities without any specific expiration date:


                                                  2002             2001
                                                  TCH$             TCH$
Bottle and case deposits in guarantee           5.774.154        5.660.790
Leasing                                         1.227.067        1.590.440
Others                                            231.413          511.886
                                             -------------    ------------
         Total                                  7.232.634        7.763.116
                                             -------------    ------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


21.  Minority Interest

As of December 31, 2002 the effect of minority interest on liabilities and income is as follows:

 Taxpayer ID               Company                    Minority    Company Equity    Fiscal Year    Minority  Profit (loss)
                                                      Interest                    Profit (loss)    Interest  for Minority
                                                                                                               Interest
                                                          %            TCH$            TCH$          TCH$          TCH$
96.891.720-K      Embonor S.A.                         0,06675      203.097.972      4.773.994      135.559       (3.187)
96.972.720-K      Embonor Holdings S.A.                0,00000      153.362.530    (1.124.773)            1         -
96.517.310-7      Embotelladora Iquique S.A.           0,10000       11.734.673        446.160       11.734         (446)
Extranjero        Arica Overseas S.A.                  0,00001       65.146.594      (728.252)        -             -
Extranjero        Sociedad de Cartera del Pacifico    20,65810      115.854.379    (2.022.323)   23.933.298       417.774
                  S.R.L.
Extranjero        Embotelladora Latinoamericana S.A.  26,39689      109.515.626      2.590.927   28.908.716     (683.924)
Extranjero        Industrial Iquitos S.A.             23,88900      (1.196.765)       (96.539)    (285.895)        23.062
Extranjero        Inversora los Andes S.A.             0,00013       56.606.610        331.730           72         -
Extranjero        Embotelladoras Bolivianas Unidas     0,00009       48.736.591        822.263           46           (1)
                  S.A.
                                                                                               ------------- -------------
Total                                                                                            52.703.531     (246.722)
                                                                                               ------------- -------------

22.  Changes in equity:

The following were the changes in equity accounts from January 1 to December 31, 2002 and 2001:

--------------------------------------------- ----------- ------------- --------- ----------- ------------ -------------
                   Concept                      Paid-In    Premium on   Other     Accumulated Fiscal year    Total
                                                Capital    the sale of   reserves   Results      profit
                                                            treasury                             (loss)
                                                              stock
--------------------------------------------- ----------- ------------- --------- ------------ ------------ ------------
                                                  TCH$        TCH$         TCH$       TCH$        TCH$        TCH$
--------------------------------------------- ----------- ------------- --------- ------------ ------------ ------------
Balances at January 1, 2001                   210.528.576    19.647.862  970.039  11.707.793   (12.987.987)  229.866.283
--------------------------------------------- ----------- ------------- --------- ------------ ------------ ------------
Profit distribution                                -            -           -     (12.987.987)  12.987.987       -
--------------------------------------------- ----------- ------------- --------- ------------ ------------ ------------
Revaluation of shareholders' equity             6.526.386       609.084     -         (39.686)    -            7.095.784
--------------------------------------------- ----------- ------------- --------- ------------ ------------ ------------
Cumulative adjustment for exchange
 differential                                      -            -       3.338.440       -          -           3.338.440
--------------------------------------------- ----------- ------------- --------- ------------ ------------ ------------
Fiscal year profit (loss)                          -            -           -           -       (8.449.445)  (8.449.445)
--------------------------------------------- ----------- ------------- --------- ------------ ------------ ------------
Balances at December 31, 2001                 217.054.962    20.256.946 4.308.479  (1.319.880)  (8.449.445)  231.851.062
--------------------------------------------- ----------- ------------- --------- ------------ ------------ ------------
Balances at December 31, 2001 adjusted by     223.566.611    20.864.654 4.437.733  (1.359.476)  (8.702.928)  238.806.594
3.0%
--------------------------------------------- ----------- ------------- --------- ------------ ------------ ------------
Balances at January 1, 2002                   217.054.962    20.256.946 4.308.479  (1.319.880)  (8.449.445)  231.851.062
--------------------------------------------- ----------- ------------- --------- ------------ ------------ ------------
Income distribution                                -            -           -      (8.449.445)   8.449.445     -
--------------------------------------------- ----------- ------------- --------- ------------ ------------ ------------
Capital decrease                                   -            -           -          -           -           -
--------------------------------------------- ----------- ------------- --------- ------------ ------------ ------------
Revaluation of shareholders' equity             6.511.649       607.708     -        (293.079)      -          6.826.278
--------------------------------------------- ----------- ------------- --------- ------------ ------------ ------------
Cumulative adjustment for exchange
 differential                                      -            -       2.042.935      -           -           2.042.935
--------------------------------------------- ----------- ------------- --------- ------------ ------------ ------------
Fiscal year profit (loss)                          -            -           -          -       (16.473.094) (16.473.094)
--------------------------------------------- ----------- ------------- --------- ------------ ------------ ------------
Balances at December 31,2002                  223.566.611    20.864.654 6.351.414 (10.062.404) (16.473.094)  224.247.181
============================================= =========== ============= ========= ============ ============ ============

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


According to Law 18,046, the revaluation of paid-in capital must be added to paid-in capital at the annual close of the respective fiscal years. The capital is represented by 244,420,704 Series A shares and 266,432,526 Series B shares at a paid-in value of $437.63 each. The Company's shares have no par value.

a)   Number of shares

                        No. of          No. of paid-in        No. of voting
        Series        subscribed             shares                shares
                        shares
          A             244.420.704          244.420.704            244.420.704
          B             266.432.526          266.432.526            266.432.526
                   ----------------- -------------------- ----------------------
        Total           510.853.230          510.853.230            510.853.230
                   ----------------- -------------------- ----------------------

b)       Capital

        Series          Subscribed capital            Paid-in capital
                               TCH$                         TCH$
          A                         106.966.747                 106.966.747
          B                         116.599.864                 116.599.864
                   ----------------------------- ---------------------------
        Total                       223.566.611                 223.566.611
                   ----------------------------- ---------------------------

c)   Other reserves:

According to Official Circular No. 5294 of October 20, 1998 and Technical Bulletin No. 64 on the registration of permanent investments abroad, the following can be reported as of December 31, 2002:

1) Liabilities of Coca-Cola Embonor S.A. abroad amounted to TCH$113.540.380 (US$158.000.000) and correspond to the bonds issued on the US market. This liability is allocated as follows:

Acquisition                                     Amount
                                                  US$

Embotelladoras Bolivianas Unidas S.A.        10.000.000
Embotelladora Latinoamericana S.A.          148.000.000
                           Total            158.000.000

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


2) The reserve account called "Cumulative adjustment for exchange differential", due to the conversion of investments abroad, is comprised as follows:

     ITEMIZATION                       Embonor Holdings     Inansa           Socap             TOTAL
                                             S.A.             S.A.            S.R.L.
                                             TCH$             TCH$            TCH$              TCH$
     2001 Balances                            14.087.878      4.195.269      (13.974.668)        4.308.479
     Liability hedging                        -               (481.238)       (7.139.311)      (7.620.549)
     Proportional equity value per             9.663.484       -                -                9.663.484
     Technical Bulletin No. 64
                                      ---------------------------------------------------------------------
     TOTALS                                   23.751.362      3.714.031      (21.113.979)        6.351.414
                                      ---------------------------------------------------------------------

d)   Shareholder Distribution

Shareholders in the Parent Company were as follows at the close of the financial statements, according to Circular No. 792 of the Superintendency of Securities and Insurance:

           Type of Shareholder                Equity Interest (%)               Number of Shareholders
                                            2002            2001               2002               2001
 Interest of 10% or more                    70.82           70.81               02                 02
  Interest of less than 10% with an
  investment greater than or equal to       28.83           28.99               99                 166
  UF 200
  Interest of less than 10% with an         0.35            0.20                322                271
  investment of less than UF 200
                                        ----------------------------------------------------------------------
  Total                                      100             100                423                439
                                        ----------------------------------------------------------------------
  Company controller                        25.32           25.32               01                 01

e)   Dividends


The Company has not distributed dividends to its shareholders during 2002 and 2001.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


23.  Other Non-Operating Income and Disbursements:

As of December 31, 2002 and 2001 other non-operating income and disbursements are summarized as follows:


a)   Other non-operating income:

                                                              2002                  2001
                                                              TCH$                  TCH$
Gain on asset sale of fixed assets                               216.405            131.866
Gain on sale of other products                                   674.611            410.867
Conversion adjustments (1)                                      -                 2.009.384
Reversal of restructuring provision                              138.273          2.414.829
Reversal of bottle and case deposits on guarantee                 19.156           -
Profit on the sale of broken glass                                63.779             34.453
Other miscellaneous income                                       764.988          1.124.798
                                                         ----------------    ---------------
         Total                                                 1.877.212          6.126.197
                                                         ----------------    ---------------



b)   Other non-operating disbursements:

                                                              2002                  2001
                                                              TCH$                  TCH$
Miscellaneous expenses and fees                               1.649.908            460.264
Board compensation                                              264.852            263.587
Fair value Swap                                               1.102.833              -
Amortization of prepaid expenses Bonds A                        959.932              -
Loss on asset sales                                             143.615            149.670
Bottles and cases write-off                                     324.739            382.278
Conversion adjustments (1)                                    1.673.730              -
Amortization of prepaid expenses                              2.254.435          1.755.684
Amortization of intangibles                                   1.168.885          1.108.598
Payment of patent                                               114.208              -
Other miscellaneous disbursements                               535.821          1.553.783
                                                         ----------------    ---------------
       Total                                                 10.192.958          5.673.864
                                                         ----------------    ---------------


(1) This amount corresponds to the conversion of the financial statements of foreign subsidiaries according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


24.  Price-level Restatement

 The application of price-level restatement as described in Note 2e) caused a net credit of TCH$896.660 against income in 2002 (a net debit of TCH$4.095.555 in 2001), as follows:

Assets - (charges) and credits                              Adjustment Index             2002               2001
                                                                                         TCH$               TCH$
Inventories                                                       CPI                          9.477            21.241
Property, plant and equipment                                     CPI                      2.984.015           724.805
Investment in related companies                                   CPI                      3.545.192            58.515
Other non-monetary assets                                         CPI                     10.121.042         7.860.610
Expense and cost accounts                                         CPI                      2.554.649         1.726.332
                                                                                  ------------------- -----------------
  Total                                                                                   19.214.375        10.391.503
                                                                                  ------------------- -----------------


Liabilities  and equity - (charges)  and                    Adjustment Index             2002               2001
credits                                                                                  TCH$               TCH$
Equity                                                            CPI                    (6.826.278)       (7.308.658)
Bank debt                                                          UF                    (1.355.399)       (1.782.236)
Bonds                                                             U.F.                   (4.542.912)       (2.489.006)
Other non-monetary liabilities                                  CPI-U.F.                 (2.986.195)         (916.490)
Income accounts                                                   CPI                    (2.606.931)       (1.990.668)
                                                                                  ------------------- -----------------
   Total                                                                                (18.317.715)      (14.487.058)
                                                                                  ------------------- -----------------
Profit (loss) due to price-level restatement                                                 896.660       (4.095.555)
                                                                                  ------------------- -----------------


25.  Foreign Exchange

The application of price-level restatement as described in Note 2e) and f) caused a net credit of TCH$673.968 in 2002 for the foreign exchange (a net credit of TCH$3.649.919 in 2001), as follows:


Description                                                    Currency                          Amount
                                                                                        2002                  2001
                                                                                        TCH$                  TCH$
Accounts and documents receivable                               Dollar                      1.080.135        1.039.755
Inventory                                                       Dollar                         78.547          536.502
Other non-monetary assets                                       Dollar                      1.674.800        5.063.418
                                                                                 --------------------------------------
Total (Charges) Credits                                                                     2.833.482        6.639.675
                                                                                 --------------------------------------
Bonds                                                           Dollar                      (215.092)        (188.360)
Documents and accounts payable                                  Dollar                       (44.114)        (708.736)
Other non-monetary liabilities                                  Dollar                    (1.900.308)      (2.092.660)
                                                                                 --------------------------------------
Total (Charges) Credits                                                                   (2.159.514)      (2.989.756)
                                                                                 --------------------------------------
Profit (loss) on exchange differential                                                        673.968        3.649.919
                                                                                 --------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


26.  Extraordinary Items

On October 14, 2002, the subsidiary Embonor S.A. received notification from the Internal Revenue Service that it could recognize benefit for tax losses amounting to TCH$3,722,569. As of December 31, 2001 an amount of TCH$3,494,260 (historical cost) had been recognized which is equivalent to TCH$3,599,088 when price-level restated. As of December 31, 2002 the amount recognized for tax losses in the income statement amounts to TCH$918,353.

27.  Expenses of issuance and placement of bonds:

The expenses of issuance and placement of Bonds in the U.S. and Chilean market are as follows:

2002                        Deferred Expenses         Increase             Amortization            Balance

                                  TCH$                   TCH$                  TCH$                 TCH$
U.S. Bonds                            3.225.392           -                        (838.762)          2.386.630
Chile Bonds                           4.717.851              107.052             (1.096.761)          3.728.142
                          ----------------------- -------------------- ---------------------- -------------------
   Total                              7.943.243              107.052            (1.935.523)           6.114.772
                          ----------------------- -------------------- ---------------------- -------------------

2001                        Deferred Expenses         Increase             Amortization            Balance

                                  TCH$                   TCH$                  TCH$                 TCH$
U.S. Bonds                             3.880.409           -                      (655.017)           3.225.392
Chile Bonds                            4.827.449             560.271              (669.869)           4.717.851
                          ----------------------- -------------------- ---------------------- -------------------
   Total                              8.707.858              560.271            (1.324.886)           7.943.243
                          ----------------------- -------------------- ---------------------- -------------------

28.  Cash flow statement

(a)  Composition of cash and cash equivalents:

As of December 31, 2002 and 2001, the Company has considered the following items as cash and cash equivalents:

                                            2002               2001
                                            TCH$               TCH$
           Cash and Bank balances              9.822.744          6.851.757
           Time Deposits                       6.461.597         17.398.855
           Marketable securities               9.836.995          4.185.849
                                        ------------------------------------
           Total                              26.121.336         28.436.461
                                        ------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(b)  Investment activities relating to future cash flows are as follows:

                                                           Amount           Remaining
                                                            TCH$              Months
             Incorporation of assets in leasing               1.480.446           104
                                                       -----------------------------------
             Total                                            1.480.446           104
                                                       -----------------------------------


(c)  Other income received breaks down as follows:

                                                            2002               2001
                                                            TCH$               TCH$
         Net collection of guarantee deposits                  434.693           561.726
         Sale of broken glass and others not in use            102.414            69.358
         Recovery of income taxes                            3.722.569         6.456.890
         Share in advertising                                  936.580           117.834
         Recovery of other income                              603.356           588.111
         Sale of promotional articles                          551.623           634.073
         Miscellaneous services (processing)                   578.122           803.112
         Rentals and claims against third-parties               74.602           447.953
         Sale of investments                                   232.627           436.048
         Sales of assets and other products                    325.131           761.461
         Other                                                 776.644           588.840
                                                       ----------------------------------
         Total                                               8.338.361        11.465.406
                                                       ----------------------------------

(d) Other paid-in expenses as follows:
                                                            2002             2001
                                                            TCH$               TCH$
         Remuneration of Board of Directors                    264.852           263.537
         Tax from previous years                               140.152           503.720
         Previous years expenses                               100.846           589.828
         Central administration expenses                     1.141.652         1.012.344
         Other miscellaneous items                             601.977           734.868
                                                       ----------------------------------
         Total                                               2.249.479         3.104.297
                                                       ----------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


29.  Derivative Agreements:

Derivative agreements are valued as described in Note 2(z) and are summarized as follows:


------------ ---------- -------------------------------------------------------------------------- ------------
   Type of   Type of                          Description of the contracts                          Value of
 derivative  agreement                                                                                 the
                                                                                                    guarantee
                                                                                                    protected
------------ ---------- -------------------------------------------------------------------------- ------------
                        Value     Expiration dateSpecific Item  Position   Transaction protected
                        of                                        buys
                        agreement                                 sale
------------ ---------- --------- -------------- -------------- ---------- ----------------------- ------------
                                                                              Name       Amount

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
                          US$                                                             TCH$        TCH$
------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      S         CCPE    160.000.000 March 2006    USD-LIBOR-BBA      C       Bonos USA  109.604.800 116.651.536

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    2.500.000 I quarter 2003       USD           C      Existencias  1.796.525   1.796.525

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    2.700.000 I quarter 2003       USD           C      Existencias  1.940.247   1.940.247

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    2.300.000 I quarter 2003       USD           C      Existencias  1.652.803   1.652.803

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    2.600.000 II quarter 2003      USD           C      Existencias  1.868.386   1.868.386

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    2.200.000 II quarter 2003      USD           C      Existencias  1.580.942   1.580.942

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    2.200.000 II quarter 2003      USD           C      Existencias  1.580.942   1.580.942

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    2.000.000   III quarter        USD           C      Existencias  1.437.220   1.437.220
                                       2003
------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    2.000.000   III quarter        USD           C      Existencias  1.437.220   1.437.220
                                       2003
------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    2.000.000   III quarter        USD           C      Existencias  1.437.220   1.437.220
                                       2003
------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    2.000.000 IV quarter 2003      USD           C      Existencias  1.437.220   1.437.220

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    2.000.000 IV quarter 2003      USD           C      Existencias  1.437.220   1.437.220

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    2.000.000 IV quarter 2003      USD           C      Existencias  1.437.220   1.437.220

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    2.000.000  January 2004        USD           C      Existencias  1.437.220   1.437.220

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    2.034.000  January 2003        USD           C      Existencias  1.416.274   1.462.975

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    2.131.000  February 2003       USD           C      Existencias  1.485.094   1.534.554

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    1.843.000   March 2003         USD           C      Existencias  1.286.598   1.328.453

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    1.709.000   April 2003         USD           C      Existencias  1.194.591   1.234.086

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    1.602.000    May 2003          USD           C      Existencias  1.120.759   1.158.422

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    1.436.000    June 2003         USD           C      Existencias  1.006.923   1.039.248

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    1.553.000    July 2003         USD           C      Existencias  1.089.740   1.126.406

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    1.787.000   Augost 2003        USD           C      Existencias  1.255.546   1.297.380

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    1.862.000 September 2003       USD           C      Existencias  1.310.289   1.353.879

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    1.781.000  October 2003        USD           C      Existencias  1.255.605   1.296.319

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    1.988.000  November 2003       USD           C      Existencias  1.402.733   1.450.465

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------
      FR        CCTE    3.022.000  December 2003       USD           C      Existencias  2.136.252   2.209.414

------------ ---------- --------- -------------- -------------- ---------- ------------ ---------- ------------


------------ ----------  ----------------------------------------------------
   Type of   Type of                    Accounts that affects
 derivative  agreement


------------ ----------  ----------------------------------------------------
                               Assets/Liabilities         Effect on results


------------ ----------  -------------------------------- -------------------
                                 Name           Amount      Fact     Not
                                                                      Fact
------------ ----------  --------------------- ---------- ---------- --------
                                                 TCH$       TCH$      TCH$
------------ ----------  --------------------- ---------- ---------- --------
      S         CCPE        Notes and Bonds    (1.102.833)(1.102.833)    -
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account    (31.535)       -     (31.535)
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account    (46.864)       -     (46.864)
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account    (41.520)       -     (41.520)
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account    (48.477)       -     (48.477)
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account    (43.133)       -     (43.133)
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account    (46.568)       -     (46.568)
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account    (44.568)       -     (44.568)
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account      3.680        -       3.680
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account      3.026        -       3.026
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account      2.167        -       2.167
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account      1.758        -       1.758
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account      1.881        -       1.881
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account      2.004        -       2.004
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account     46.701        -      46.701
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account     49.461        -      49.461
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account     41.855        -      41.855
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account     39.465        -      39.465
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account     37.663        -      37.663
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account     32.324        -      32.324
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account     36.666        -      36.666
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account     41.834        -      41.834
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account     43.590        -      43.590
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account     40.714        -      40.714
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account     47.732        -      47.732
                                payable
------------ ----------  --------------------- ---------- ---------- --------
      FR        CCTE       Inventory/Account     73.165        -      73.165
                                payable
------------ ----------  --------------------- ---------- ---------- --------


30.  Contingencies and commitments

As of December 31, 2002 and 2001, there were no liens or guarantees of the Parent Company or subsidiaries nor mortgages nor were their assets given in guarantee, except as shown in Note 30 c).

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(a)  Direct commitments

As of December 31, 2002 and 2001, there were no direct commitments.

(b)  Indirect commitments:

As of December 31, 2002 and 2001, there were no indirect commitments.

(c)  Lawsuits or other legal actions

Sociedad de Cartera del Pacifico S.R.L. and Embotelladora Latinoamericana S.A.
(ELSA) are parties to various legal, labor and tax lawsuits relating to their operations in Peru. In the opinion of the Management and legal counsel, the outcome of these processes will not result in significant expense for the Company.

The principal processes in relation to these matters are:

i) The tax authorities have required that ELSA pay a General Sales Tax (IGV) on the value of the Kola Inglesa and San Luis trademarks acquired in March 1997 by Porvent S.A. According to Peruvian tax laws, intangible assets are assessable by the IGV only if they are contained on tangible objets and, in the case of imports, if the seller is a Peruvian entity.

The Management of the Company and its legal counsel consider that the above requirements do not apply to this transaction. The IGV and the fines set by the tax authorities total approximately TCH$ 11.591.201. If the Company must pay the IGV, it could be used as a credit against future payments of that tax.

ii) The Company did not pay the Minimum Income Tax (IMR) for the year ending December 31, 1996 based on a resolution issued by the Constitutional Court of Peru in October 1996 in favor of two other entities, which provided that the IMR did not apply to those companies because they had tax losses during that period. The tax totaled TCH$1.113.181 as of December 31, 2002.

Embotelladora Latinoamericana S.A. has filed legal action to prevent any attempt by the tax authorities to demand the tax. Management and legal counsel believe that they will not have to pay any such tax.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


iii) The tax authorities in Peru have made observations regarding the fiscal credit used in the period from April 1997 to March 1998. The observations relate to the write-off of returnable plastic and glass bottles that was made, according to an appraisal, less than two rears after the purchase date. Pursuant to tax law, the General Sales Tax which was used as a fiscal credit that was assessed on the purchase of these bottles must be returned if they have been sold or written off within two years of the purchase date. The amount claimed by the Peruvian tax authorities for the period under audit totals approximately TCH$ 2.078.873. Additionally, there is an unquantified contingent liability associated with this matter for the years subject to audit (1997 through 2000). As to fines, the subsidiary invoked the Law for Reactivation through Exoneration of Tax Debt (RESIT) as of May 31, 2002. That invocation was formalized on July 12, 2002.

ELSA is at this time gathering supporting documentation to show that the bottles written-off related to purchases made more than two years earlier. In the opinion of Management and its legal counsel, the resolution of this issue will not be of significant expense to the Company.

iv) The tax authorities in Peru have carried out a review for the year 1999. The review was performed between October 18, 2000 and March 20, 2001. The authorities observed that there were 737 annulled invoices. The taxes, fines and interest relating to this matter amounted to TCH$ 119.378 and were paid in May 31, 2002.

v) In November 2002, Fiscal Court Resolution No. 05234-3-2002 was issued denying the Company the right to make use of Special Apportionment Regime Law No. 27344
(RFE) invoked by the Company in 2000 only regarding the sums related to Case No. 400213 for approximately TCH$2.079.574.

In the opinion of the Fiscal Court, the Company should have included all of the cases pending against the Tax Administration or otherwise specify that the invocation of the RFE was only partial. Although the Company initially failed to specify that its submission was partial and limited only to the aforesaid case, this fact was remedied by a complementary letter.

The Company is proposing a contentious-administrative lawsuit before the Lima Superior Court. In the opinion of management and the Company's legal counsel, there is jurisprudence of the Supreme Court in support of the company's position so no reserve would have to be made for this reason.


d)   Restrictions:

U.S. Bonds

The placement of Bonds for US$160.000.000 by Coca-Cola Embonor S.A. on the U.S. market is not subject to obligations, limitations and prohibitions.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Chile Bonds

The placement of Bonds for UF 4.400.000 by Coca-Cola Embonor S.A. on the Chilean market is subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its individual and consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The ebitda/financial expense ratio in consolidated quarterly financial statements must be no less than 2.5 from December 31, 2001 onward. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU).

Chilean Syndicated Loan

The Syndicated Loan received by Coca-Cola Embonor S.A. on the Chilean market amounting to UF 2.595.000 are subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The financial expense ratio in the consolidated quarterly financial statements must be no less than 2.5 times. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU), the reporting format prescribed by the Chilean SVS.

(iii) Equity must be no less than UF 11.000.000 at December 31 each year.

(iv) Maintain a ratio of funded debt to EBITDA below 5.5 times as of December 31 each year.


Rabobank Curacao N.V. and Wachovia Bank, National Association Loans

The Rabobank and Wachovia loans received by Coca-Cola Embonor S.A. on the Foreign market amounting to US$ 50.000.000 are subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The financial expense ratio in the consolidated quarterly financial statements must be no less than 2.5 times. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU), the reporting format prescribed by the Chilean SVS.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(iii) Equity must be no less than UF 11.000.000 at December 31 each year.

Thus far, the Company has complied with the limitations and prohibitions to which it is subject and, in the opinion of management, this situation will remain the same in future fiscal years based on future projections.

31.  Third-party guarantees

There are no guarantees or securities received from third parties in favor of the Parent Company and its subsidiaries as of December 31, 2002 and 2001.

32.  Local and Foreign Currency:

Balances of assets and liabilities in foreign currency, included in the financial statements as of December 31, 2002 and 2001, are summarized as follows:

a)   Assets:

       ----------------------------------------------------------------------------------------------------
                             Line                     Currency            Amount             Amount
                                                                           2002               2001
                                                                           TCH$               TCH$
       ----------------------------------------------------------------------------------------------------
       Cash                                     Non-adjustable pesos         6.941.492          4.233.193
                                                -----------------------------------------------------------
                                                Dollars                      1.301.454            582.229
                                                -----------------------------------------------------------
                                                Bolivianos                     693.885            608.750
                                                -----------------------------------------------------------
                                                New Soles                      885.913          1.427.585
       ----------------------------------------------------------------------------------------------------
                                                Dollars                      4.478.488         15.778.491
       Time deposits
                                                -----------------------------------------------------------
                                                Non-adjustable pesos         -                  -
                                                -----------------------------------------------------------
                                                New Soles                    1.983.109          1.620.364
       ----------------------------------------------------------------------------------------------------
       Marketable securities                    Non-adjustable pesos           540.313          4.185.849
                                                -----------------------------------------------------------
                                                Dollars                      9.296.682          -
       ----------------------------------------------------------------------------------------------------
       Sales receivables                        Non-adjustable pesos         7.784.286          8.066.959
                                                -----------------------------------------------------------
                                                Dollars                         64.025             54.225
                                                -----------------------------------------------------------
                                                Bolivianos                   1.556.896          2.773.260
                                                -----------------------------------------------------------
                                                New Soles                    4.557.542          4.141.528
       ----------------------------------------------------------------------------------------------------
       Documents receivable                     Non-adjustable pesos         6.233.212          7.474.530
                                                -----------------------------------------------------------
                                                Dollars                         11.028              2.482
                                                -----------------------------------------------------------
                                                Bolivianos                     460.002            476.734
                                                -----------------------------------------------------------
                                                New Soles                      106.466            147.727
       ----------------------------------------------------------------------------------------------------
       Sundry receivables                       Non-adjustable pesos           951.749            662.466
                                                -----------------------------------------------------------
                                                Dollars                         99.232             85.181
                                                -----------------------------------------------------------
                                                Bolivianos                     292.413            389.877
                                                -----------------------------------------------------------
                                                New Soles                      532.964          1.357.664
       ----------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


       ----------------------------------------------------------------------------------------------------
                         Line                         Currency            Amount             Amount
                                                                           2002               2001
                                                                           TCH$               TCH$
       ----------------------------------------------------------------------------------------------------
       Accounts and documents related companies Adjustable pesos             -                  -
                                                -----------------------------------------------------------
                                                Non-adjustable pesos           198.416            173.944
                                                -----------------------------------------------------------
                                                Dollars                        717.919            320.145
                                                -----------------------------------------------------------
                                                New Soles                    -                  -
       ----------------------------------------------------------------------------------------------------
       Inventories                              Non-adjustable pesos         5.459.637          3.688.728
                                                -----------------------------------------------------------
                                                Dollars                      5.229.680          4.308.860
                                                -----------------------------------------------------------
                                                Bolivianos                   1.029.817            780.062
                                                -----------------------------------------------------------
                                                New Soles                    1.747.391          1.722.063
       ----------------------------------------------------------------------------------------------------
       Recoverable taxes                        Non-adjustable pesos         1.008.104          3.707.162
                                                -----------------------------------------------------------
                                                New Soles                       10.839             52.683
                                                -----------------------------------------------------------
                                                Bolivianos                   -                  -
       ----------------------------------------------------------------------------------------------------
       Prepaid expenses                         Non-adjustable pesos         2.015.469          2.797.513
                                                -----------------------------------------------------------
                                                Dollars                      2.559.879          1.679.270
                                                -----------------------------------------------------------
                                                Bolivianos                     175.999            238.309
                                                -----------------------------------------------------------
                                                New Soles                      146.691            161.496
       ----------------------------------------------------------------------------------------------------
       Deferred taxes                           Non-adjustable pesos           710.117            491.408
       ----------------------------------------------------------------------------------------------------
       Other current assets                     Non-adjustable pesos         1.689.053            914.434
                                                -----------------------------------------------------------
                                                Dollars                        477.810            430.674
                                                -----------------------------------------------------------
                                                New Soles                    2.897.476          2.093.208
                                                -----------------------------------------------------------
                                                Bolivianos                     925.438            912.116
       ----------------------------------------------------------------------------------------------------
       Total current assets                                                 75.770.886         78.541.169
       ----------------------------------------------------------------------------------------------------
       Land                                     Non-adjustable pesos         3.658.293          3.658.292
                                                -----------------------------------------------------------
                                                Dollars                      2.910.950          2.732.001
                                                -----------------------------------------------------------
                                                New Soles                    7.418.946          6.964.529
       ----------------------------------------------------------------------------------------------------
       Buildings and Infrastructure             Non-adjustable pesos        24.753.147         24.522.246
                                                -----------------------------------------------------------
                                                Dollars                      5.018.057          4.689.844
                                                -----------------------------------------------------------
                                                New Soles                   19.113.342         17.588.672
       ----------------------------------------------------------------------------------------------------
       Machinery and equipment                  Non-adjustable pesos        38.665.876         38.597.847
                                                -----------------------------------------------------------
                                                Dollars                     27.013.294         25.213.541
                                                -----------------------------------------------------------
                                                New Soles                   55.567.230         56.833.255
       ----------------------------------------------------------------------------------------------------
       Other fixed assets                       Non-adjustable              55.953.005         52.338.697
                                                pesos
                                                -----------------------------------------------------------
                                                Dollars                     29.274.319         26.199.625
                                                -----------------------------------------------------------
                                                New Soles                   63.458.540         57.946.851
       ----------------------------------------------------------------------------------------------------
       Technical reappraisal of property,       Non-adjustable pesos         1.860.649          1.865.481
       plant and equipment
       ----------------------------------------------------------------------------------------------------
       Accumulated Depreciation                 Non-adjustable pesos      (59.521.930)       (53.965.543)
                                                -----------------------------------------------------------
                                                Dollars                   (18.866.079)       (15.140.082)
                                                -----------------------------------------------------------
                                                New Soles                 (79.279.614)       (74.528.852)
       ----------------------------------------------------------------------------------------------------
       Total  property, plant and equipment                                176.998.025        175.516.405
       ----------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


       ----------------------------------------------------------------------------------------------------
                         Line                         Currency            Amount             Amount
                                                                           2002               2001
                                                                           TCH$               TCH$
       ----------------------------------------------------------------------------------------------------
       Investment in related companies          Non-adjustable pesos           889.117          1.014.344
                                                -----------------------------------------------------------
                                                Dollars                        444.532            642.061
       ----------------------------------------------------------------------------------------------------
       Investment in other companies            Non-adjustable pesos               969                969
                                                -----------------------------------------------------------
                                                Dollars                         79.132             75.013
                                                -----------------------------------------------------------
                                                New Soles                       40.576             38.082
       ----------------------------------------------------------------------------------------------------
       Goodwill                                 Non-adjustable pesos       210.933.410        223.782.146
                                                -----------------------------------------------------------
                                                Dollars                     69.689.722         69.547.305
                                                -----------------------------------------------------------
                                                New Soles                   11.727.434         11.746.408
       ----------------------------------------------------------------------------------------------------
       Long-term receivables                    Dollars                         36.105            230.534
                                                -----------------------------------------------------------
                                                New Soles                    -                  -
       ----------------------------------------------------------------------------------------------------
       Intangibles                              Non-adjustable pesos            19.504             19.577
                                                -----------------------------------------------------------
                                                Dollars                      -                  -
                                                -----------------------------------------------------------
                                                New Soles                   24.158.315         21.796.428
       ----------------------------------------------------------------------------------------------------
       Amortization                             Non-adjustable pesos           (2.941)            (2.520)
                                                -----------------------------------------------------------
                                                Dollars                      -                  -
                                                -----------------------------------------------------------
                                                New Soles                  (6.600.156)        (5.093.907)
       ----------------------------------------------------------------------------------------------------
       Other                                    Non-adjustable pesos         5.781.588          7.426.409
                                                -----------------------------------------------------------
                                                Dollars                        164.547          -
                                                -----------------------------------------------------------
                                                New Soles                    2.577.049          2.404.813
       ----------------------------------------------------------------------------------------------------
       Negative goodwill                        Dollars                      (861.266)          -
       ----------------------------------------------------------------------------------------------------
       Total other assets
       ----------------------------------------------------------------------------------------------------
       Total assets
       ----------------------------------------------------------------------------------------------------
                                                Adjustable pesos             -                  -
       ----------------------------------------------------------------------------------------------------
                                                Non-adjustable pesos       316.522.535        335.654.131
       ----------------------------------------------------------------------------------------------------
                                                Dollars                    139.139.510        137.431.399
       ----------------------------------------------------------------------------------------------------
                                                New Soles                  111.050.053        108.421.597
       ----------------------------------------------------------------------------------------------------
                                                Bolivianos                   5.134.450          6.179.108
       ----------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


b)   Liabilities:

------------------------------------------------------------------------------------------------------------------------------------
     Line           Currency                       Out to 90 days                                  From 90 days to 1 year
------------------------------------------------------------------------------------------------------------------------------------
                                           2002                    2001                   2002                     2001
------------------------------------------------------------------------------------------------------------------------------------
                                   Amount       Annual       Amount       Annual     Amount     Annual    Amount        Annual
                                    TCH$       average        TCH$       average      TCH$      average    TCH$         average
                                               interest                  interest              interest              interest rate
                                                 rate                      rate                  rate
------------------------------------------------------------------------------------------------------------------------------------
    CURRENT
  LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
Long-term bank   Adjustable          -              -          -            -       17.486.588 TAB+1.4%   15.016.122   TAB+1.4%
debt -           pesos
short-term
portion
              ----------------------------------------------------------------------------------------------------------------------
                 New Soles           -              -          -            -          -           -        -              -
              ----------------------------------------------------------------------------------------------------------------------
                 Dollars             -              -           45.328    13.00%       230.333  11.00%        13.168       -
------------------------------------------------------------------------------------------------------------------------------------
Bonds -          Adjustable pesos  19.264.962     6.85%      2.099.410    6.85%        -            -       -              -
short-term
portion
              ----------------------------------------------------------------------------------------------------------------------
                 Dollars            3.990.827    9.875%      3.034.202    9.875%       -           -        -              -
------------------------------------------------------------------------------------------------------------------------------------
Accounts         Dollars            6.506.118       -        5.719.725      -          -           -        -              -
payable
              ----------------------------------------------------------------------------------------------------------------------
                 New Soles          2.310.481       -        2.624.146      -          -           -        -              -
              ----------------------------------------------------------------------------------------------------------------------
                 Non-adjustable $   8.570.996       -        6.834.802      -          -           -        -              -
              ----------------------------------------------------------------------------------------------------------------------
                 Bolivianos           256.574       -          288.326      -          -           -        -              -
------------------------------------------------------------------------------------------------------------------------------------
Documents        Dollars            1.652.764       -        1.685.052      -          -           -        -              -
payable
              ----------------------------------------------------------------------------------------------------------------------
                 New Soles            181.557       -          154.195      -          -           -        -              -
------------------------------------------------------------------------------------------------------------------------------------
Sundries         Non-adjustable $   1.198.546       -          973.325      -              466     -        -              -
payable
              ----------------------------------------------------------------------------------------------------------------------
                 Dollars             -              -          -            -          -           -        -              -
              ----------------------------------------------------------------------------------------------------------------------
                 New Soles            716.515       -          886.689      -          -           -        -              -
              ----------------------------------------------------------------------------------------------------------------------
                 Bolivianos          -              -          -            -          -           -        -              -
------------------------------------------------------------------------------------------------------------------------------------
Intercompany     Non-adjustable $   3.412.083       -        4.657.089      -          185.303     -         314.144       -
documents and
accounts
payable
              ----------------------------------------------------------------------------------------------------------------------
                 Dollars            4.724.650       -        2.861.936      -          -           -        -              -
              ----------------------------------------------------------------------------------------------------------------------
                 New Soles           -              -          679.438      -          -           -        -              -
------------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


------------------------------------------------------------------------------------------------------------------------------------
     Line           Currency                       Out to 90 days                               From 90 days to 1 year
------------------------------------------------------------------------------------------------------------------------------------
                                               2002                     2001                  2002                     2001
------------------------------------------------------------------------------------------------------------------------------------
                                      Amount     Annual      Amount       Annual    Amount     Annual      Amount      Annual
                                        TCH$    average       TCH$       average     TCH$     average       TCH$       average
                                                interest                 interest             interest                 interest
                                                  rate                     rate                 rate                    rate
------------------------------------------------------------------------------------------------------------------------------------
    CURRENT
  LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
Provisions       Adjustable $         -            -           -            -         -          -           -             -
------------------------------------------------------------------------------------------------------------------------------------
                 Non-adjustable $    1.327.386     -           248.581      -       1.463.173    -             64.943      -
              ----------------------------------------------------------------------------------------------------------------------
                 New Soles           3.167.161     -          2.770.175     -         -          -           -             -
              ----------------------------------------------------------------------------------------------------------------------
                 Bolivianos          1.141.901     -          1.142.362     -         -          -           -             -
              ----------------------------------------------------------------------------------------------------------------------
                 Dollars              -            -            793.311     -         -          -          1.465.564      -
------------------------------------------------------------------------------------------------------------------------------------
Withholdings     Non-adjustable $    2.119.262     -          2.929.201     -         -          -           -             -
              ----------------------------------------------------------------------------------------------------------------------
                 New Soles           1.573.550     -          1.888.945     -         -          -           -             -
              ----------------------------------------------------------------------------------------------------------------------
                 Bolivianos            972.093     -          1.393.971     -         -          -           -             -
------------------------------------------------------------------------------------------------------------------------------------
Other current    Dollars                 1.437     -           -            -         -          -           -             -
liabilities
              ----------------------------------------------------------------------------------------------------------------------
                 New Soles             286.831     -           -            -         -          -           -             -
              ----------------------------------------------------------------------------------------------------------------------
                 Non-adjustable $      532.625     -             59.033     -         163.064    -             59.033      -
------------------------------------------------------------------------------------------------------------------------------------
Total current    Non-adjustable $   17.160.898     -         15.702.031     -       1.812.006    -            438.120      -
liabilities
              ----------------------------------------------------------------------------------------------------------------------
                 Adjustable $       19.264.962     -          2.099.410     -      17.486.588    -         15.016.122      -
              ----------------------------------------------------------------------------------------------------------------------
                 Dollars            16.875.796     -         14.139.554     -         230.333    -          1.478.732      -
              ----------------------------------------------------------------------------------------------------------------------
                 New Soles           8.236.095     -          9.003.588     -         -          -           -             -
              ----------------------------------------------------------------------------------------------------------------------
                 Bolivianos          2.370.568     -          2.824.659     -         -          -           -             -
------------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As of December 31, 2002:

------------------------------------------------------------------------------------------------------------------------------------
     Line            Currency            1 to 3 years               3 to 5 years             5 to 10 years        More than 10 years
------------------------------------------------------------------------------------------------------------------------------------
                                       Amount     Annual         Amount       Annual       Amount    Annual       Amount     Annual
                                        TCH$      average         TCH$        average       TCH$     average       TCH$      average
                                                  interest                    interest               interest               interest
                                                   rate                        rate                   rate                   rate
------------------------------------------------------------------------------------------------------------------------------------
   LONG-TERM
  LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
                   Adjustable $        26.070.595  TAB+1.4%       -                -         -            -       -               -
Bank debt

              ----------------------------------------------------------------------------------------------------------------------
                   Dollars                535.245    13.00%      35.930.500      4.00%       -            -       -               -
------------------------------------------------------------------------------------------------------------------------------------
Bonds              Adjustable $        26.037.107     6.85%       -                -         -            -       -               -
              ----------------------------------------------------------------------------------------------------------------------
                   Dollars              -               -       105.934.252      9.875%      -            -       -               -
------------------------------------------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $       500.196       -            49.888        -          65.382      -        375.914        -
provisions
              ----------------------------------------------------------------------------------------------------------------------
                   New Soles              -             -         -                -         -            -       -               -
              ----------------------------------------------------------------------------------------------------------------------
                   Bolivianos             -             -         1.043.818        -         -            -       -               -
------------------------------------------------------------------------------------------------------------------------------------
Long-term deferred Non-adjustable $     7.683.059       -         -                -         -            -       -               -
tax
              ----------------------------------------------------------------------------------------------------------------------
                   New Soles              -             -         -                -         -            -       -               -
------------------------------------------------------------------------------------------------------------------------------------
Other long-term    Adjustable $           569.281       -           380.874        -         698.270      -       -               -
liabilities
              ----------------------------------------------------------------------------------------------------------------------
                   Non-adjustable $       551.486       -            12.066        -          79.511      -      2.424.736        -
              ----------------------------------------------------------------------------------------------------------------------
                   Dollars                -             -         -                -         -            -        -              -
              ----------------------------------------------------------------------------------------------------------------------
                   New Soles            1.276.527       -            39.416        -          29.770      -        -              -
              ----------------------------------------------------------------------------------------------------------------------
                   Bolivianos             -             -         1.170.697        -         -            -        -              -
------------------------------------------------------------------------------------------------------------------------------------
Total long-term    Adjustable $        52.676.983       -           380.874        -         698.270      -        -              -
liabilities
              ----------------------------------------------------------------------------------------------------------------------
                   Non-adjustable $     8.734.441       -            61.954        -         144.893      -      2.800.650        -
              ----------------------------------------------------------------------------------------------------------------------
                   Dollars                535.245       -       141.864.752        -         -            -        -              -
              ----------------------------------------------------------------------------------------------------------------------
                   New Soles            1.276.827       -            39.416        -          29.770      -        -              -
              ----------------------------------------------------------------------------------------------------------------------
                   Bolivianos             -             -         2.214.515        -         -            -        -              -
------------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As of December 31, 2001:


------------------------------------------------------------------------------------------------------------------------------------
     Line            Currency              1 to 3 years               3 to 5 years          5 to 10 years        More than 10 years
------------------------------------------------------------------------------------------------------------------------------------
                                      Amount        Annual         Amount      Annual      Amount   Annual     Amount      Annual
                                       TCH$         average         TCH$       average      TCH$    average     TCH$       average
                                                 interest rate                 interest             interest               interest
                                                                                 rate                 rate                  rate
------------------------------------------------------------------------------------------------------------------------------------
   LONG-TERM
  LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
                   Adjustable $       34.774.120    TAB+1.4%      8.693.531   TAB+1.4%     -            -      -              -
Bank debt

              ----------------------------------------------------------------------------------------------------------------------
                   Dollars               185.255     13.00%         269.457    13.00%      -            -      -              -
              ----------------------------------------------------------------------------------------------------------------------
                   New Soles            -              -           -             -         -            -      -              -
------------------------------------------------------------------------------------------------------------------------------------
Bonds              Adjustable $       40.821.204     6.85%         -             -         -            -     26.047.089    6,85%
              ----------------------------------------------------------------------------------------------------------------------
                   Dollars              -              -        107.909.392    9.875%      -            -      -              -
------------------------------------------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $      357.626       -            218.607      -         481.660      -        102.984      -
deferred tax
              ----------------------------------------------------------------------------------------------------------------------
                   New Soles           7.877.862       -           -             -         -            -      -              -
------------------------------------------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $      326.612       -            149.309      -         223.962      -        214.170      -
provisions
              ----------------------------------------------------------------------------------------------------------------------
                   New Soles            -              -           -             -         -            -      -              -
              ----------------------------------------------------------------------------------------------------------------------
                   Bolivianos           -              -            856.802      -         -            -      -              -
------------------------------------------------------------------------------------------------------------------------------------
Long-term sundry   New Soles            -              -           -             -         -            -      -              -
payable
------------------------------------------------------------------------------------------------------------------------------------
Other long-term    Non-adjustable $      360.712       -              4.314      -          74.158      -      2.145.864      -
liabilities
              ----------------------------------------------------------------------------------------------------------------------
                   Adjustable $          620.520       -            413.680      -       1.034.201      -      -              -
              ----------------------------------------------------------------------------------------------------------------------
                   New Soles           1.611.225       -           -             -         -            -      -              -
              ----------------------------------------------------------------------------------------------------------------------
                   Bolivianos           -              -          1.498.442      -         -            -      -              -
------------------------------------------------------------------------------------------------------------------------------------
Total long-term    Adjustable $       76.215.844       -          9.107.211      -       1.034.201      -     26.047.089      -
liabilities
              ----------------------------------------------------------------------------------------------------------------------
                   Non-adjustable $    1.044.950       -            372.230      -         779.780      -      2.463.018      -
              ----------------------------------------------------------------------------------------------------------------------
                   Dollars               185.255       -        108.178.849      -         -            -      -              -
              ----------------------------------------------------------------------------------------------------------------------
                   New Soles           9.489.087       -           -             -         -            -      -              -
              ----------------------------------------------------------------------------------------------------------------------
                   Bolivianos           -              -          2.355.244      -         -            -      -              -
------------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

33.  Sanctions:

No sanctions have been applied to the Parent Company, its subsidiaries, their directors or managers by the Superintendency of Securities and Insurance or other administrative authorities.


34.  Research and Development Expenses:

As of December 31, 2002 and 2001, neither the Parent Company nor its Subsidiaries had made disbursements for research and development as defined in Circular No. 981 of the Superintendency of Securities and Insurance.

35.  Board Compensation:

The Parent Company and its subsidiaries made payments of allowances and compensation to Directors amounting to TCH$264.852 in 2002 and TCH$263.587 in 2001.


36.  Material Events

Coca-Cola Embonor S.A.

1.   Regular General Shareholders Meeting

A Regular General Shareholders Meeting was held of Coca-Cola Embonor S.A. on April 29, 2002. The purpose was:

a) to approve the Annual Report, General Balance Sheet and Financial Statements for the fiscal year running from January 1, 2001 to December 31, 2001;

b) to discuss the results in the 2001 fiscal year;

c) to appoint the external auditors for the 2002 fiscal year;

d) to decide on the compensation of the Board of Directors for the 2002 fiscal year;

e) to report on Board resolutions relative to the transactions listed in Article 44 of the Companies Law occurring after the last Shareholders Meeting;

f) to decide on the newspaper in which notices will be published of upcoming Regular or Special General Shareholders Meetings, if pertinent;

g) to decide on the 2002 dividend policy;

h) to set the compensation of the Directors Committee and its expense budget;

i) to hear and analyze, in general, any matter relating to the management and administration of the corporate business and to adopt the resolutions deemed convenient that are within the purview of the Regular General Shareholders Meeting according to the By-Laws and Governing Law.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


2. On December 12, 2002, the Parent Company reported to the Superintendency of Securities and Insurance the early voluntary redemption of 511 Series A1 Bonds and 1.260 Series A2 bonds in 2000 in the amount of TCH$31.167.120.

3. The Company's Agency abroad secured five-year loans for US$50.000.000 with three years of grace.

4. As part of the financial restructuring plan, the Company has registered 2 new bond issues for the series C (as much as UF 5.000.000) and series D (as much as UF 4.000.000), registered in December 2002 in the Securities Registry of the Superintendency of Securities and Insurance. If the Company decides to go forward with the issue, the aggregate amount placed may not exceed UF 5.000.000.

Embonor S.A.

On October 14, 2002, the Company received a tax reimbursement in the amount of TCH$3.722.569 from the Internal Revenue Service through the Treasury General of the Republic.


37.  Subsequent events

There are no other material subsequent events as of December 31, 2002 to the date of preparation of these financial statements that affect or will affect the assets, liabilities and/or results of the Parent Company and its Subsidiaries.


38.  The Environment

The Parent Company and its Subsidiaries have developed the following environmental protection projects. The expenses of those projects are shown below:

Concept                                Budgeted                   Spent
                                          TCH$                     TCH$
Effluent Treatment                         335.405                  254.209
Environmental Statements                     7.496                    7.496
Operating Cost                             158.682                    1.441
                                    ------------------        -----------------
Total                                      501.583                  263.146
                                    ------------------        -----------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


                              EXPLANATORY ANALYSIS


I) Years ended 2002 vs. 2001

The consolidated sales volume was 177.0 million unit cases, which represents a 1.2% increase compared to the previous year. Broken down by country, the sales volume decreased 1.9% in Chile, increased 4.4% in Peru and 0.6% in Bolivia. Operating revenue rose 0.24% on a consolidated level to a total of TCH$238.707.876 (MUS$332.180,0). Operating profit declined 22.2% to a total of TCH$19.767.536 on a consolidated level (MUS$27.508,0), which represents 8.3% of revenues compared to 10.7% in the previous year, due fundamentally to a drop in unit income in the Peru and Bolivia franchises, coupled with an increase in selling expenses in Peru because of the devaluation of the peso. During the year ending December 31, 2002, the operating cash flow was TCH$41.225.051 (MUS$53.367,8) (operating profit (loss) + depreciation), a decrease of 9.9% compared to the previous year, which accounts for 17.3% of consolidated revenues. There was a non-operating loss of TCH$18.390.838 (MUS$25.592,2) compared to a loss of TCH$9.840.925 in the previous year. The increase in the non-operating loss is due primarily to the decline in other non-operating income and increased in other non-operating expenses, due principally to a decrease in the conversion for entities abroad as well as the early amortization of deferred expenses because of the prepayment of Series A Bonds, compared to the previous year. The non-operating loss in 2002 included a goodwill amortization of TCH$18.050.141, which does not represent no cash flows.

There was a net loss of TCH$16.473.094, which compares to the net loss of TCH$8.702.928 in 2001.

Chilean Operations

In Chile, the physical sales volume decreased by 1.9%. This impact was also transferred to sales revenue, which totaled TCH$113.721.539 (MUS$158.252,1), or a decline of 3.98% compared to the previous year. Operating profit totaled TCH$13.405.630 (MUS$18.654,9), which is a decrease of 20.4% compared to the previous year. The operating profit accounts for 11.8% of revenues from this operation. Operating cash flow (operating profit + depreciation) in the Chilean operation totaled TCH$21.316.594 (MUS$29.663,7), which represents 18.7% of revenues compared to 20.8% in the previous year.

Peruvian Operations

In Peru, physical sales rose 4.4% compared to the previous year. Net revenues totaled TCH$90.507.768 (MUS$125.948,4), which represents a 8.9% increase in relation to 2001. The operating profit was TCH$3.507.640 (MUS$4.881,2) and the operating cash flows (operating profit + depreciation) was TCH$12.967.892 (MUS$18.045,8), which accounts for 14.3% of revenues compared to 17.1% in the previous year.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Bolivian Operations

In Bolivia, physical sales rose 0.6% with respect to the previous year. Net revenues totaled TCH$34.478.569 (MUS$47.979,5), which represents a 5.8% decrease in relation to 2001. Operating profit totaled TCH$2.854.266 (MUS$3.971,9) and the operating cash flows (operating profit + depreciation) was TCH$6.940.565 (MUS$9.658,3), which accounts for 20.1% of revenues in comparison to 19.0% in the previous year.

Financial economic indicators

The principal financial-economic indicators related to the consolidated financial statements as of September 30, 2002 and 2001 are shown below:

-------------------------------------------------- -------------- --------------
Concepts                                                2002           2001
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Liquidity
-------------------------------------------------- -------------- --------------
Current assets                                        75.770.886     78.541.169
-------------------------------------------------- -------------- --------------
Current liabilities                                   83.437.246     60.702.216
-------------------------------------------------- -------------- --------------
Liquidity                                                   0.91           1.29
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Acid ratio
-------------------------------------------------- -------------- --------------
Current assets - Inventories                          62.304.361     68.041.456
-------------------------------------------------- -------------- --------------
Current liabilities                                   83.437.246     60.702.216
-------------------------------------------------- -------------- --------------
Acid ratio                                                  0.75           1.12
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Debt ratio
-------------------------------------------------- -------------- --------------
Current liabilities + Long-term liabilities          294.895.836    297.974.974
-------------------------------------------------- -------------- --------------
Equity + Minority interest                           276.950.712    289.710.261
-------------------------------------------------- -------------- --------------
Debt ratio                                                  1.06           1.03
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Current liabilities/Total debt                            28.29%         20.37%
-------------------------------------------------- -------------- --------------
Long-term debt/Total debt                                 71.71%         79.63%
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Financial expenses coverage
-------------------------------------------------- -------------- --------------
EBIT+FE-FI+A+D+OIE+PLR-Loss in Related Companies      43.102.263     51.877.619
-------------------------------------------------- -------------- --------------
Net financial expenses                                13.048.461     17.206.842
-------------------------------------------------- -------------- --------------
Coverage                                                    3.30           3.01
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
ACTIVITY
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Total assets
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Inventories rotation
-------------------------------------------------- -------------- --------------
Cost of sales                                        139.286.057    140.867.248
-------------------------------------------------- -------------- --------------
Average inventories                                   11.983.119     10.393.843
-------------------------------------------------- -------------- --------------
Inventories rotation                                       11.62          13.55
-------------------------------------------------- -------------- --------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


-------------------------------------------------- -------------- --------------
Concepts
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Inventory turnover in days
-------------------------------------------------- -------------- --------------
Average inventories                                   11.983.119     10.393.843
-------------------------------------------------- -------------- --------------
Cost of sales                                        139.286.057    140.867.248
-------------------------------------------------- -------------- --------------
Inventory turnover in days                                 30.97          26.56
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Net sales
-------------------------------------------------- -------------- --------------
Chile                                                113.721.539    118.436.034
-------------------------------------------------- -------------- --------------
Peru                                                  90.507.768     83.084.574
-------------------------------------------------- -------------- --------------
Bolivia                                               34.478.569     36.612.693
-------------------------------------------------- -------------- --------------
Consolidated                                         238.707.876    238.133.301
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Sales in thousand unit cases
-------------------------------------------------- -------------- --------------
Chile                                                     69.200         70.540
-------------------------------------------------- -------------- --------------
Peru                                                      79.114         75.817
-------------------------------------------------- -------------- --------------
Bolivia                                                   28.592         28.428
-------------------------------------------------- -------------- --------------
Consolidated                                             176.906        174.785
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Cost of sales
-------------------------------------------------- -------------- --------------
Chile                                                 70.965.869     72.247.538
-------------------------------------------------- -------------- --------------
Peru                                                  47.578.773     47.455.119
-------------------------------------------------- -------------- --------------
Bolivia                                               20.741.415     21.164.590
-------------------------------------------------- -------------- --------------
Consolidated                                         139.286.057    140.867.248
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Operating Income                                      19.767.536     25.418.307
-------------------------------------------------- -------------- --------------
Financial expenses                                  (18.363.817)   (18.514.016)
-------------------------------------------------- -------------- --------------
Non-operating income                                (38.158.374)   (35.259.232)
-------------------------------------------------- -------------- --------------
EBITDA                                                43.102.263     51.877.619
-------------------------------------------------- -------------- --------------
Income (loss) before income taxes                   (18.390.838)    (9.840.925)
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Profitability
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Return on Equity
-------------------------------------------------- -------------- --------------
Income (loss) net                                   (16.473.094)    (8.702.928)
-------------------------------------------------- -------------- --------------
Average equity                                       231.526.888    241.454.248
-------------------------------------------------- -------------- --------------
Return on equity                                          -7.11%         -3.60%
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Return on Assets
-------------------------------------------------- -------------- --------------
Income (loss) net                                   (16.473.094)    (8.702.928)
-------------------------------------------------- -------------- --------------
Average assets                                       579.765.892    578.100.827
-------------------------------------------------- -------------- --------------
Return on Assets                                          -2.84%         -1.51%
-------------------------------------------------- -------------- --------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


-------------------------------------------------- -------------- --------------
Concepts                                                2002           2001
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Average operating assets                             212.381.558    209.443.284
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Return on average operating assets                        -7.76%         -4.16%
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Income (loss) per share
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Income (loss) net                                   (16.473.094)    (8.702.928)
-------------------------------------------------- -------------- --------------
Number of subscribed and paid-in shares              510.853.230    510.853.230
-------------------------------------------------- -------------- --------------
Income (loss) per share                                   -32.25         -17.04
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Dividend return:
-------------------------------------------------- -------------- --------------
Series A
-------------------------------------------------- -------------- --------------
Dividends paid in year/No. of shares in series              0.00           0.00
-------------------------------------------------- -------------- --------------
Closing price of share                                       185            330
-------------------------------------------------- -------------- --------------
Dividend return                                            0.00%          0.00%
-------------------------------------------------- -------------- --------------

-------------------------------------------------- -------------- --------------
Series B
-------------------------------------------------- -------------- --------------
Dividends paid in year/No. of shares in series              0.00           0.00
-------------------------------------------------- -------------- --------------
Closing price of share                                       195            330
-------------------------------------------------- -------------- --------------
Dividend return                                            0.00%          0.00%
-------------------------------------------------- -------------- --------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


II.      Analysis of Balance Sheet

As of  December 31,
                                                 2002               2001            Variations        Variations
                                                 TCH$               TCH$               TCH$                %
Current assets                                    75.770.886         78.541.169        (2.770.283)            -3.53
Property, plant and equipment                    176.998.025        175.516.404          1.481.621             0.84
Other assets                                     319.007.637        333.627.662       (14.550.025)             -436
                                           ------------------ ------------------ ------------------ ----------------
Total Assets                                     571.846.548        587.685.235       (15.838.687)            -2.70
                                           ------------------ ------------------ ------------------ ----------------

Current liabilities                               83.437.246         60.702.216         22.735.030            37.45
Long-term liabilities                            211.458.590        237.272.758       (25.814.168)           -10.88
Minoritary interest                               52.703.531         50.903.667          1.799.864             3.54
Equity                                           224.247.181        238.806.594       (14.559.413)            -6.10
                                           ------------------ ------------------ ------------------ ----------------
Total liabilities and equity                     571.846.548        587.685.235       (15.838.687)            -2.70
                                           ------------------ ------------------ ------------------ ----------------


Current assets decreased by TCH$2.770.283 due mainly to the decrease in marketable securities. Moreover, there was a rise of TCH$22.735.030 in current liabilities. This increase in current liabilities is explained by the transfer to the short term part of the principal under the syndicated loan and Chilean bonds series A owed by the Company, which must be paid during 2003. This change results in a decrease in the Company's liquidity ratio, which went from 1.29 to 0.91.

Inventory turnover went from 13.5 to 11.6 and there was a drop in days in inventory from 27 to 31. The ratio of consolidated existing US debt to equity plus minority interest rose from 0.03 to 1.06 given the increase, in pesos, of dollar debt and the drop in equity due to the loss for the year.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


III. Analysis of Book Values and the Economic Value of Assets

The following is noted regarding the principal assets of the company and its subsidiaries:

(a) Given the high turnover of items, the book values of working capital represent their market prices.

(b) The fixed assets of domestic companies are shown at their acquisition price, after price-level restatement. The book values of the property plant and equipment of Embonor S.A. do not differ from their market values. The property plant and equipment of foreign companies are appraised according to the provisions in Technical Bulletin No. 64 of the Chilean Accountants Association. It was determined at the time of acquisition that the book values were distinct to the market prices, so the property plant and equipment were adjusted to their market price based on external appraisals. The book values do not at this time differ from market prices.

All property plant and equipment considered dispensable are valued at the respective sale prices. The capacity of these fixed assets to generate flows has also been evaluated, and cover the cost of depreciation during their remaining useful life.

(c) The stock investments by the Company in companies in which it has a significant influence have been valued according to the equity method (VPP). The Company's equity income was recognized on an accrual basis. Unrealized income on transactions between related companies has been eliminated.

(d) The goodwill arising from the differences between the equity value of the investment and the value paid on the date of purchase of the investments is shown at the acquisition price, after price-level restatement, and amortized in a period of 20 years according to Circular No. 1.358 of the Superintendency of Securities and Insurance.

In summary, the assets are shown according to generally accepted accounting principles and instructions issued by the Superintendency of Securities and Insurance. Therefore, these amounts do not exceed their net market values.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


IV.  Analysis of the Principal Components of Cash Flow.

Summary Consolidated Statements of Cash Flow
For the year ending December 31,
                                                       2002               2001            Variations        Variations
                                                       TCH$               TCH$               TCH$               %
Net Cash flow from operating activities
                                                       27.908.877          33.321.932        (5.413.055)         -16.24%
Net Cash flow from finance activities                  (9.654.928)            296.310        (9.951.238)        -
Net Cash flow from investment activities
                                                      (20.457.216)         (9.930.779)      (10.526.437)        -106.00%
                                                 ------------------ ------------------ ------------------ ---------------
Total Net cash flow for the period                     (2.203.267)         23.687.463       (25.890.730)        -109.30%
                                                 ------------------ ------------------ ------------------ ---------------

The Company and its subsidiaries reported a negative net cash flow of TCH$2.203.267 during the year ended as of December 31, 2002, a negative variation of TCH$25.890.730 compared to the previous year. This net cash flow can be broken down as follows:

Operating activities generated a positive flow of TCH$27.908.877, which is lower by TCH$5.413.055 than the one generated in the same period in the previous year. The difference is due mainly to decreased payments to suppliers and employees and taxes and decreased collection of sales receivables.

Financing generated a negative flow of TCH$9.654.928, which meant a negative change of TCH$9.951.238 compared to the previous year. The difference stems principally from the payments of bank loans and Loans Bonds and increased loans secured.

Investment activities resulted in a negative flow of TCH$20.457.267, which is TCH$10.526.437 greater than the investment flow in 2001. This variation is principally the result of recording collection of loans to related companies in 2001.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


V.   Analysis of Market Risk

(a)  Debt Risk


Interest-bearing debt dropped during 2001, to the equivalent to US$235 million as of December 31, 2002. There was a significant restructuring of interest-bearing liabilities through the issue of long-and short-term bonds on the Chilean market for a total of UF 2.629.000 and a syndicated loan for close to UF 2.595.000. The principal benefits from this restructuring were the significant reduction in exposure to exchange rate fluctuations since approximately 37.7% of the consolidated debt is in UF. The interest rate on interest-bearing debt was also reduced. As of December 31, 2002, US$158 million was owed to third parties, recognized in foreign currency. The exchange rate risk has been minimized for this debt because these amounts are invested in assets abroad which are controlled in dollars. Therefore, there is a natural hedging according to Technical Bulletin No. 64 of the Chilean Accountants Association.

50% of total operating revenue of the company and its subsidiaries corresponds to sales in Chilean pesos and 50% to income that is treated according to Technical Bulletin No. 64 of the Chilean Accountants Association because the sales are made abroad.


(b)  Commodities Risk

The Company faces the risk of price fluctuations on the international sugar, carbonic gas, plastic bottles and other markets. Significant progress was made at the level of centralized purchasing through medium-term contracts in order to minimize and/or stabilize this risk during 2002. The company did use any hedging instruments for commodities.